Exhibit 1

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

CONSOLIDATED BALANCE SHEETS (Unaudited)

	November 27,	February 27,
	2011	2011
	(Amounts in thousands, except per share data)

ASSETS
Current assets:
Cash and cash equivalents	$18,570	$28,100
Accounts receivable, net of allowance for doubtful accounts of $352 and $315, respectively	36,471	38,079
Inventory	7,448	7,485
Deferred income taxes	1,557	1,440
Prepaid expenses and other current assets	4,639	4,370

Total current assets	68,685	79,474

Property and equipment, net	10,807	13,695
Intangible assets, net	3,316	3,438
Goodwill	9,595	9,584
Deferred income taxes	1,929	1,803
Deferred financing fees	9,851	10,993
Other assets	4,219	4,867

Total assets	$108,402	$123,854

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

Current liabilities:
Current portion of long-term debt	$5,000	$5,000
Accounts payable	8,457	7,291
Accrued expenses	12,215	12,828
Accrued interest payable	4,163	10,625
Income taxes payable	123	285
Deferred revenue	32,623	36,199

Total current liabilities	62,581	72,228

Long-term debt, net of discount	256,340	249,069
Embedded derivatives	20,794	18,955
Deferred revenue and other liabilities	15,794	14,328

Total liabilities	355,509	354,580

Commitments and contingencies (Note 6)

Redeemable convertible preferred stock:
Series A: 7,000 shares authorized and 6,561 shares issued and outstanding at November 27, 2011 and February 27, 2011 (liquidation preference of $107,167 and $101,101, respectively)	107,167	101,101
Series B: 20,524 shares authorized; 3,532 issued and outstanding at November 27, 2011 and February 27, 2011 (liquidation preference of $57,688 and 54,423, respectively)	57,688	54,423
Right to shares of Series B redeemable convertible preferred stock	5,518	5,518

Total redeemable convertible preferred stock	170,373	161,042

Stockholders’ deficit:
Ordinary stock, $0.5801 par value, 181,003 shares authorized and 28,809 shares issued and outstanding at November 27, 2011 and February 27, 2011	16,712	16,712
Series A ordinary stock: $0.5801 par value, 7,678 shares authorized; 0 shares issued and outstanding at November 27, 2011 and February 27, 2011, respectively	—	—
Series B ordinary stock: $0.5801 par value, 90,115 shares authorized; 15,512 shares issued and outstanding at November 27, 2011 and February 27, 2011, respectively	8,998	8,998
Additional paid in capital	—	—
Accumulated deficit	(444,609)	(418,687)
Accumulated other comprehensive gain	1,419	1,209

Total stockholders’ deficit	(417,480)	(391,768)

Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	$108,402	$123,854

The accompanying notes are an integral part of the interim consolidated financial statements.

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

	13 Weeks Ended		39 Weeks Ended
	November 27, 2011	November 28, 2010	November 27, 2011	November 28, 2010
	(Dollars in thousands)
REVENUE
Product	$18,203	$21,504	$52,439	$52,835
Service	33,530	34,553	99,563	101,359

Total revenue	51,733	56,057	152,002	154,194

COST OF REVENUE
Product	9,138	9,864	24,261	24,721
Service	14,103	15,369	42,343	44,186

Total cost of revenue	23,241	25,233	66,604	68,907

Gross profit	28,492	30,824	85,398	85,287

OPERATING EXPENSES
Research and development	6,780	6,881	21,056	20,514
Sales and marketing	8,138	7,762	23,383	21,826
General and administrative	4,882	4,858	15,882	14,707
Amortization of intangibles	—	—	—	52
Restructuring charges	175	12	175	55
(Gain) on sale of subsidiary	—	—	—	(3,655)
Management fees	300	300	900	817

Total operating expenses	20,275	19,813	61,396	54,316

Profit from operations	8,217	11,011	24,002	30,971

Interest income	6	8	17	73
Interest expense	(12,047)	(11,569)	(36,201)	(32,071)
Loss on extinguishment of debt	—	—	(1,222)	(3,751)
Other (expense) income, net	(194)	265	(2,209)	(1,579)

Loss before income taxes	(4,018)	(285)	(15,613)	(6,357)
Provision for income taxes	604	334	1,229	827

Net loss	$(4,622)	$(619)	$(16,842)	$(7,184)

The accompanying notes are an integral part of the interim consolidated financial statements

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	39 weeks ended
	November 27,	November 28,
	2011	2010
	(Dollars in thousands)
OPERATING ACTIVITIES
Cash flows (used in) provided by operating activities:
Net loss	$(16,842)	$(7,184)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization	5,790	7,106
Amortization of deferred financing costs	7,791	6,096
Stock-based compensation	251	372
Provision for doubtful accounts	179	136
Inventory provision	540	771
Loss on extinguishment of debt	1,222	3,751
Premium on excess cash flow payment	(999)	—
Loss on change in fair value of embedded derivatives	2,384	297
Gain from sale of subsidiary	—	(3,655)
Gain on retirement of property and equipment	—	(2)
Interest payable-in-kind	5,836	4,701
Changes in assets and liabilities
Accounts receivable	1,692	3,513
Inventory	(1,014)	(2,070)
Prepaid expenses and other current assets	(249)	943
Accounts payable	1,071	568
Accrued expenses	(595)	784
Accrued interest payable	(6,462)	1,372
Income taxes payable	(178)	(81)
Deferred revenue	(2,632)	(10,720)
Other long-term assets and liabilities	558	1,185

Net cash (used in) provided by operating activities	(1,657)	7,883

INVESTING ACTIVITIES
Cash flows used in investing activities:
Acquisition of property and equipment	(2,466)	(4,850)
Proceeds from sale of subsidiary	—	3,555
Other long-term assets	(45)	(57)

Net cash used in investing activities	(2,511)	(1,352)

FINANCING ACTIVITIES
Cash flows used in financing activities:
Proceeds from issuance of long-term debt, Series B preferred stock and Series B ordinary stock	—	207,281
Payments on long-term debt	(4,997)	(218,000)
Payment of debt and equity issuance fees	(308)	(13,067)
Proceeds from revolving credit facility	—	8,000
Payments on revolving credit facility	—	(30,000)

Net cash used in financing activities	(5,305)	(45,786)

Effect of exchange rate changes on cash	(57)	422

Net decrease in cash and cash equivalents	(9,530)	(38,833)
Cash and cash equivalents at beginning of period	28,100	56,768

Cash and cash equivalents at end of period	$18,570	$17,935

The accompanying notes are an integral part of the interim consolidated financial statements

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands)

NOTE 1 — NATURE OF BUSINESS

Stratus Technologies Bermuda Holdings Ltd. (“Stratus” or the “Company”) is a leading global provider of a differentiated suite of continuous availability solutions for mission-critical enterprise applications for the enterprise data center and small to medium-sized businesses. The Company’s customer base includes some of the most recognizable companies in the world across a variety of large industries, including financial services, healthcare and life sciences, manufacturing and logistics, and government and public safety. These customers rely on our products and services for their critical computer-based operations that they require to be continuously or highly available for the proper functioning of their businesses.

Stratus’ suite of products includes servers, services and software. The servers utilize a true, fault-tolerant systems architecture supported by a value-added services platform, which together provide industry-leading continuous availability with greater than 99.999% uptime (i.e., less than five minutes of annual unplanned downtime). The Company’s value added services include maintenance services and managed services. Maintenance services are comprised of remote service management, predictive fault detection, root cause analysis and uptime guarantees. Managed services include long-term engagements where we manage many elements of a customer’s mission-critical server environment, as well as onsite consulting and project management.

The Company provides its products and services through direct sales and third-party channels, including distributors, value added resellers, independent software vendors and systems integrators around the world. As of November 27, 2011, the Company employed approximately 570 people globally.

The impact of changes in world economies and especially the global server market has created a challenging environment and may reduce the demand for our servers and adversely impact our ability to service our short-term and long-term debt obligations. We believe our cash on hand, expected future operating cash inflows and borrowings available under our Revolving Credit Facility will be sufficient to fund operations, debt payment requirements and capital expenditures and to maintain compliance with the covenants under our debt agreements over the next twelve month period. However, there is no assurance that cash flows from operations and additional financings will be available in the future to fund such obligations in the long term. There can be no assurance that we will be able to refinance any of our indebtedness obligations on commercially reasonable terms or at all.

NOTE 2 — BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The Company operates on a 52-to-53 week fiscal year that ends on the Sunday closest to the last day of February. The unaudited interim consolidated financial statements include the accounts of the Company and its 100% owned subsidiaries. These unaudited interim consolidated financial statements are for the period covering the thirteen and thirty-nine weeks ended November 27, 2011 (also referred to as the “quarter-to-date fiscal period ended November 27, 2011” and “year-to-date fiscal period ended November 27, 2011”) and the period covering the thirteen and thirty-nine weeks ended November 28, 2010 (also referred to as the “quarter-to-date fiscal period ended November 28, 2010” and “year-to-date fiscal period ended November 28, 2010”). All intercompany accounts and transactions have been eliminated.

The accompanying unaudited interim consolidated financial statements do not include all of the information and note disclosures required by generally accepted accounting principles (“GAAP”) in the United States. These unaudited interim consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All material inter-company balances and transactions have been eliminated.

These unaudited interim consolidated financial statements have been prepared based upon Securities and Exchange Commission (“SEC”) rules that permit reduced disclosure for interim periods. For a more complete discussion of significant accounting policies and certain other information, these consolidated financial statements should be read in conjunction with the audited consolidated financial statements and the related notes thereto included in the Company’s Annual Report on Form 20-F for the year ended February 27, 2011.

It is management’s opinion that the accompanying unaudited interim consolidated financial statements reflect all adjustments (which are normal and recurring) that are necessary for a fair statement of the results for the interim periods. These consolidated financial statements and condensed notes should be read in conjunction with the audited consolidated financial statements and related notes for the year ended February 27, 2011. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full fiscal year.

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands)

The February 27, 2011 balance sheet data was derived from audited financial statements, but does not include all disclosures required by accounting principles generally accepted in the United States of America.

Interest payable of $10,625 was included in accrued expenses at February 27, 2011. This amount has been reclassified from accrued expenses to interest payable to conform to current period presentation. This balance was disclosed in Note 6 to the February 27, 2011 Annual Report on Form 20-F.

Accrued pension of $2,158 was included in accrued expenses at February 27, 2011. This amount has been reclassified from accrued expenses to deferred revenue and other liabilities due to its long-term nature to conform to current period presentation.

New Accounting Guidance

In September 2009, the Financial Accounting Standards Board (“FASB”) issued an accounting standard for multiple-deliverable revenue arrangements which changed the requirements for establishing separate units of accounting in a multiple element arrangement and requires the allocation of arrangement consideration to each deliverable to be based on the relative best estimate of selling price (“BESP”) if a vendor does not have vendor-specific objective evidence of selling price (“VSOE”) or third party evidence of selling price (“TPE”). Concurrently with issuing this standard, the FASB also issued an accounting standard which excludes software that is contained in a tangible product from the scope of software revenue recognition guidance if the software component and the non-software component function together to deliver the tangible product’s functionality.

The Company adopted these standards on a prospective basis for new and materially modified arrangements originating on or after February 28, 2011. For the quarter-to-date and year-to-date fiscal periods ended November 27, 2011, this new revenue recognition guidance resulted in $965 of total revenue and $544 of profit from operations being recorded to the unaudited interim consolidated financial statements that would have been deferred under the previous year’s revenue recognition standards.

Cash and cash equivalents

Cash equivalents include investments with maturities of three months or less at time of purchase and primarily consist of a highly liquid money market fund. The Company had $309 and $533 recorded as cash equivalents as of November 27, 2011 and February 27, 2011, respectively.

Restricted cash

The Company had $69 of restricted cash in other current assets and $130 in other long-term assets at November 27, 2011 and $121 of restricted cash in other long-term assets at February 27, 2011 for cash collateral obligations required in the ordinary course of business.

Fair value measurements

On March 22, 2010, the Company entered into the Second Amendment to the First Amended and Restated Second Lien Credit Agreement (“Lien 2”), which became effective upon the overall refinancing of the Company’s outstanding debt on April 8, 2010 (the “April 2010 Refinancing”). Also on April 8, 2010, the Company issued Units, each consisting of $480 principal amount of 12% Senior Secured Notes due 2015 of Stratus Technologies Bermuda Ltd. and $520 principal amount of 12% Senior Secured Notes due 2015 of Stratus Technologies, Inc. (collectively, the “Senior Secured Notes” or the “Notes”). See the Company’s fiscal 2011 annual report filed on Form 20-F for more information on the April 2010 Refinancing.

In accordance with the accounting standards for fair value measurements and disclosures, certain of the Company’s assets and liabilities, including those associated with the Senior Secured Notes and the Lien 2 debt are measured at fair value. Fair value is defined as the price at which and asset would be sold or a liability would be transferred in an orderly transaction between market participants at the measurement date. The Company determines fair values using the following hierarchy:

•	Level 1 — Quoted prices in active markets for identical assets or liabilities.

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands)

•

Level 2 — Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•	Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The following tables represents the Company’s assets and liabilities measured at the fair value on a recurring basis as of November 27, 2011 and February 27, 2011:

	Total November 27, 2011	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Cash equivalents in highly liquid money market fund	$309	$309	$—	$—
Investment in corporate equity security	27	27	—	—
Embedded derivative in Senior Secured Notes	1,558	—	—	1,558

Total	$1,894	$336	$—	$1,558

Liabilities:
Embedded derivatives in Senior Secured Notes	20,794	—	—	20,794

Total	$20,794	$—	$—	$20,794

	Total February 27, 2011	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Cash equivalents in highly liquid money market fund	$533	$533	$—	$—
Investment in corporate equity security	37	37	—	—
Embedded derivative in Senior Secured Notes	1,473	—	—	1,473

Total	$2,043	$570	$—	$1,473

Liabilities:
Embedded derivatives in Senior Secured Notes	18,955	—	—	18,955

Total	$18,955	$—	$—	$18,955

As of November 27, 2011, the carrying value of cash and cash equivalents, short-term investments, accounts receivable, accounts payable and short-term debt approximated their fair value due to the short-term nature of these financial instruments. The Company invests in a short-term money market fund that is classified as cash and cash equivalents within the accompanying consolidated balance sheets, as these funds are highly liquid and readily convertible to known amounts of cash. The Company’s investment in a corporate equity security is held in a security traded on a public market and may be converted to cash based on its market value on that date. As a result, these investments are classified Level 1 assets in the fair value hierarchy.

The Company determined the fair value of the Senior Secured Notes by identifying all of the possible redemption combinations that could occur, then constructed a payment schedule for the Senior Secured Notes and discounted the cash flows to their present values using a discount rate determined by adjusting the implied yield of the Senior Secured Notes at their inception. The fair value of the Notes is the weighted average present value of all paths. At November 27, 2011, the fair value of the Notes was approximately $218,414 which includes the net fair value of the embedded derivatives of $19,236.

        The income approach was used to value Lien 2. The cash flows for Lien 2 were projected as of the valuation date based on the contractual terms and conditions contained within the credit agreement relating to that loan. The cash flows generated were discounted to their present value using an estimated rate of return that reflected the relative risk of the security, as well as the time value of money. Factors used to determine the appropriate discount rate included an estimate of our credit quality based on comparable company financial metrics, seniority of the debt relative to the Company’s other outstanding financial instruments, as well as the interest terms under the Lien 2 credit agreement. The result was a range of concluded fair values. At November 27, 2011, the concluded fair value of the Lien 2 debt including accrued interest payable-in-kind is $85,056, which is less than the carrying value of the debt, which is $89,431 including accrued interest payable-in-kind.

The data sources utilized in this valuation model are not directly obtained from observable market activity and are significant to the fair value measurement of Level 3 unobservable inputs to the fair value hierarchy.

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands)

The Company analyzed the Senior Secured Notes in accordance with accounting standards for derivative instruments and hedging activities and identified certain features that were considered embedded derivatives:

•	the Issuer’s right to redeem the Senior Secured Notes at a specified price in the event of an Equity Offering;

•	the right of the holder of the Senior Secured Notes to sell back the Senior Secured Notes to the Company at a specified price in the event of a Change in Control;

•

the Issuer’s requirement to make an offer to purchase the Senior Secured Notes with 100% of Excess Cash Flow for each annual period ending on the last day of each fiscal year ending on or after February 27, 2011 at 120% of the principal amount together with accrued and unpaid interest.

Fair value of the Company’s embedded derivatives is derived using a valuation model that utilizes the income valuation approach. This valuation model takes into account cash flows expected to be generated over the instrument’s remaining life, the contract terms and other inputs such as management’s estimation of the probability of certain events, as well as other data points. The data sources utilized in this valuation model are not directly obtained from observable market activity and are significant to the fair value measurement of Level 3 unobservable inputs to the fair value hierarchy.

As of November 27, 2011, the fair value of the Equity Offering embedded derivative is $1,558 and is recorded in other assets in the consolidated balance sheet. The fair value of the Change in Control and Excess Cash Flow embedded derivatives are $19,841 and $953, respectively, and are recorded as long term liabilities in the consolidated balance sheet. These embedded derivatives will be revalued quarterly and any change in fair value will be recorded in the consolidated statements of operations through other expense.

For the quarter-to-date fiscal periods ended November 27, 2011 and November 28, 2010, the Company recorded an expense of $722 and income of $586, respectively in other (expense) income, net related to the net change in the fair value of the embedded derivatives.

For the year-to-date fiscal periods ended November 27, 2011 and November 27, 2010, the Company recorded an expense of $2,384 and $296, respectively in other expense related to the net change in the fair value of the embedded derivatives.

For the quarter-to-date and year-to-date fiscal period ended November 27, 2011, the Company recorded income of $630 related to the reduction of the Excess Cash Flow embedded derivative included in the loss on extinguishment of debt. See Note 5 of these unaudited interim consolidated financial statements.

The following table provides a summary of changes in fair value of the Company’s recurring Level 3 financial assets for the year-to-date fiscal period ended November 27, 2011 and November 28, 2010:

	13 Weeks Ended		39 Weeks Ended
	November 27, 2011	November 28, 2010	November 27, 2011	November 28, 2010
Assets:
Balance, beginning of the period	$1,729	$2,509	$1,473	$—
Embedded derivative at inception	—	—	—	2,451
Increase (decrease) to embedded derivative	(171)	(334)	85	(276)

Balance, end of the period	$1,558	$2,175	$1,558	$2,175

	13 Weeks Ended		39 Weeks Ended
	November 27, 2011	November 28, 2010	November 27, 2011	November 28, 2010
Liabilities:
Balance, beginning of the period	$20,243	$20,576	$18,955	$—
Embedded derivatives at inception	—	—	—	19,636
Decrease due to extinguishment of debt	—	—	(630)	—
Increase (decrease) to embedded derivatives	551	(920)	2,469	20

Balance, end of the period	$20,794	$19,656	$20,794	$19,656

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands)

Inventory

Inventory is valued at the lower of cost (first-in, first-out) or market. The Company considers recent historic usage and future demand in estimating the realizable value of its inventory. The Company records a provision upon determination that inventory is excess or obsolete.

Inventory consists of the following:

	November 28, 2011	February 27, 2011
Parts and assemblies	$1,848	$2,146
Work-in-process	810	826
Finished products	4,790	4,513

Total Inventory	$7,448	$7,485

Revenue recognition

The Company derives revenue from the sale of products, post contract support, and professional services. The Company’s transactions frequently include the sale of products and services under multiple element arrangements. The products, which consist of hardware servers with embedded value-added software and software-only licenses, and services, are sold to end users, resellers and other third-party channels. The Company’s hardware servers are always enabled with the embedded value added software as they function together to deliver the server’s functionality.

Revenue is recognized when persuasive evidence of an arrangement exists, delivery of the product or performance of the services has occurred, title and risk of loss has passed to the customer, the sales price is fixed or determinable, and collectability is reasonably assured (or probable for those arrangements accounted for under the software revenue recognition guidance).

For new contracts entered into or modified on or after February 28, 2011 which contain multiple elements and software and non-software components that function together to deliver the tangible product’s essential functionality, the Company allocates revenue to each element based on a selling price hierarchy. The selling price for a deliverable is based on VSOE, if available, TPE if VSOE is not available, and BESP if neither VSOE nor TPE is available. The Company then recognizes revenue for each deliverable based on its relative value.

VSOE is based upon the amount charged when an element is sold separately. The Company does not have VSOE for its hardware and software product offerings because prices are negotiated with every order and these negotiated prices vary between customers. TPE is established by evaluating largely interchangeable competitor products in stand-alone sales to similarly situated customers. However, the Company is not typically able to determine TPE because the Company’s products contain a significant element of proprietary value added technology that offers substantially different features and functionality enabling fault tolerance, unlike any other product in the market. The Company has established VSOE on its service offerings. Post contract support VSOE is supported by a substantive maintenance renewal clause coupled with consistent pricing year over year after initially being established. For service revenue booked as a result of the Company’s hardware warranty policy, best estimate of selling price (BESP) is utilized only if VSOE does not exist for the transaction. Professional services VSOE is supported by consistent hourly rates charged for such services. If the arrangement contains both software enabled hardware and software-only deliverables, the arrangement consideration is then allocated to software enabled hardware and the software-only deliverables as a group using the relative selling prices based on the selling price hierarchy described above.

When the Company is unable to establish VSOE or TPE for its products, the Company uses BESP in its allocation of the arrangement consideration. The objective of BESP is to determine the price the Company would typically sell the product for on a stand-alone basis. The Company’s discounts vary, and overall average discounts differ from quarter to quarter. However, the Company does sell based on market demands and maintains consistent positive margins and management controls product discounts based on the projected product margins for each transaction. Therefore a margin based BESP has been determined to be most appropriate. The Company has determined BESP for its products based upon geography, operating system, and performance functionality. The Company reviews this margin based BESP on a periodic basis based upon the consistency of product pricing.

        For software-only products and all product transactions entered into on or prior to February 27, 2011, the Company recognizes revenue under the software revenue recognition guidance and allocates revenue for multiple element arrangements for which VSOE exists for all undelivered elements using the “residual method”. The value of the services is determined using VSOE and deferred initially and then recognized ratably over the maintenance period or as delivered for professional services. The residual amount of the order is then allocated to and recognized for delivered elements.

        The Company limits the amount of revenue recognition for delivered elements to the amount that is not contingent on the future delivery of products or services, future performance obligations, or subject to customer-specific return or refund privileges. If an arrangement includes subjective or other customer acceptance provisions beyond standard acceptance provisions that the product conforms to standard published specifications, revenue recognition occurs upon the earlier of receipt of written customer acceptance or expiration of the acceptance period.

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands)

Maintenance and support services are recognized ratably over the life of the maintenance and support service period, which typically is one year or greater, and maintenance agreements automatically renew until such time as termination is invoked per the contract. Maintenance and support services include parts replacement and repair, telephone support, and unspecified rights to operating system upgrades and enhancements on a when and if available basis. Installation and other consulting service revenues are recognized as performed, subject to all other revenue recognition criteria being met. Professional services typically include migration services, performance analysis, application support, and various other consulting services, none of which is considered essential to the functionality of the Company’s products.

If the fee due from the customer is not fixed or determinable, inclusive of when payment terms greater than 90 days have been granted, revenue is recognized as payment is due, assuming all other revenue recognition criteria have been met. If collection is not considered reasonably assured (or probable for those arrangements accounted for under the software revenue recognition guidance), revenue is recognized upon receipt of cash. In certain regions or countries where collection risk is considered to be high, such as Latin America, and certain Asian and Eastern European countries, revenue is generally recognized only when full cash payment is received from the customer or when a formal letter of credit, or bank guarantee has been put in place.

Revenue for arrangements with resellers is generally recognized when the Company delivers product as designated by the reseller, and all other revenue recognition criteria have been met. Delivery is generally directly to end users or to the reseller if the reseller is integrating the product into its offering or otherwise designates such. Revenue is initially deferred and then recognized when product is sold through to the end user based on evidence provided by the reseller, provided all other revenue recognition criteria have been met (“sell through”). On a limited basis, when the Company provides a reseller with stock rotation rights or any other return rights, revenue is deferred until the rights have lapsed and all other revenue recognition criteria have been met.

The Company records deferred revenue for product shipped to customers and related services where amounts are billed pursuant to a contractual right and collection occurs or is probable prior to satisfying revenue recognition criteria.

Shipping charges billed to customers are included in revenue and the related shipping costs are included in cost of revenue. Sales tax, value-added tax, consumption tax and any other similar taxes are excluded from revenue.

Warranty

The Company warrants that its products will perform in all material respects in accordance with the Company’s standard published specifications in effect at the time of delivery of the products to the customer. The Company offers product warranties generally ranging from 30 days to 1 year. The Company estimates the costs that may be incurred under its basic limited warranty and records a liability in the amount of such costs at the time product revenue is recognized. Factors that affect the Company’s warranty liability include the number of installed units, whether the units are covered by service contracts, historical and anticipated rates of warranty claims, and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liability and adjusts the amount as necessary.

Changes in the Company’s product warranty liability for the quarter-to-date and year-to-date fiscal period ended November 27, 2011 and November 28, 2010 are as follows:

	13 Weeks Ended		39 Weeks Ended
	November 27, 2011	November 28, 2010	November 27, 2011	November 28, 2010
Balance, beginning of the period	$64	$96	$98	$100
Current period accrual	25	83	113	204
Amounts charged to the accrual	(27)	(66)	(149)	(191)

Balance, end of the period	$62	$113	$62	$113

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands)

NOTE 3 — RESTRUCTURING

The following tables set forth the restructuring liability for the year-to-date fiscal period ended November 27, 2011 and November 28, 2010.

	13 Weeks Ended		39 Weeks Ended
	November 27, 2011	November 28, 2010	November 27, 2011	November 28, 2010
Balance, beginning of the period	$336	$474	$1,298	$2,337
Restructuring charges including changes in prior estimates of liability	175	12	175	55
Currency translation	(2)	(4)	(2)	(57)
Cash payments	(129)	(111)	(1,091)	(1,964)

Balance, end of the period	$380	$371	$380	$371

The restructuring liability reflects estimates, including those related to termination benefits and settlements of contractual obligations, which are reviewed by the Company periodically throughout the year.

Restructuring fiscal 2012

As a result of a change of approach in the utilization of marketing and customer service resources, on November 21, 2011, the Company implemented a restructuring program in order to align its resources to meet its objectives. The restructuring program consisted of a reduction in workforce of 3 marketing professionals and one customer service professional. The Company recorded a charge of $175 related to severance and fringe benefits. At November 27, 2011, the remaining liability was $174.

Restructuring fiscal 2011

In fiscal 2011, the Company reduced operating expenses by lowering its headcount by 29 employees, primarily focused on transitioning the logistics business of the company to our Dublin, Ireland office. The Company recorded a charge of $1,694 related to severance and fringe benefits. At November 27, 2011, the remaining liability was $18.

Restructuring fiscal 2009

In the first half of fiscal 2009, an outside consulting firm was hired to review the Company’s business to identify areas for improving profitability. From this profitability analysis, the Company developed a plan to significantly reduce operating expenses. These expense actions included a reduction in worldwide headcount of 91 employees as well as a reduction in operational costs. The Company recorded a charge of $8,390 related to severance and fringe benefits and $262 related to facility charges and other exit costs. At November 27, 2011, the remaining liability was $188.

NOTE 4 — INCOME TAXES

The Company is currently under examination by the Internal Revenue Service for its fiscal 2010 Federal income tax return. The audit is currently in its preliminary stages.

NOTE 5 — DEBT

Debt consists of the following:

	November 27, 2011	February 27, 2011
Senior Secured Notes	$210,003	$215,000
Second Lien Credit Facility, including interest payable-in-kind	87,484	81,755

Total debt before debt discount	$297,487	$296,755
Debt discount	(36,147)	(42,686)

Total	$261,340	$254,069

        On May 31, 2011, the Company made an excess cash flow (“ECF”) offer to the Senior Secured Note holders to redeem 5,000 units at a redemption price of 120%. On June 30, 2011, the Company redeemed 4,997 units at 120% resulting in an ECF payment of $5,996 which included a redemption of $4,997 Senior Secured Notes and related premium of $999. A $125 payment of accrued interest was also paid at the time of the ECF payment. The redemption of the 4,997 units of Senior Secured Notes resulted in a loss on extinguishment of debt of $1,222. The loss on extinguishment of debt consisted of a $999 premium, $582 and $200 write off of a pro rata portion of related debt discount and deferred finance fees, respectively, and $71 of related fees offset by a $630 gain on the reduction of the ECF derivative. The Company was in compliance with all covenants in the Revolving Credit Facility and Senior Secured Notes at the time of the consummation of the ECF offer.

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands)

The weighted-average interest rate of the Senior Secured Notes was 13.9% and 13.8% for the quarter-to-date and year-to-date fiscal periods ended November 27, 2011, respectively. The weighted-average interest rate of the Senior Secured Notes was 13.8% for the quarter-to-date and year-to-date fiscal periods ended November 28, 2010.

The weighted-average interest rate of the Second Lien Credit Facility was 14.9% for the quarter-to-date and year-to-date fiscal periods ended November 27, 2011. The weighted-average interest rate for the quarter-to-date fiscal period ended November 28, 2010 was 15.0% and the weighted-average interest rate of the pre-refinancing and post-refinancing Second Lien Credit Facility for the year-to-date fiscal period ended November 28, 2010 was 14.4%.

There were no borrowings under the Revolving Credit Facility during year-to-date fiscal period ended November 27, 2011.

The Company’s registration of the Senior Notes with the United States Securities and Exchange Commission went effective on April 18, 2011. The Company completed a 100% exchange of the 215,000 units of unregistered Senior Secured Notes for 215,000 units of registered Senior Secured Notes on May 17, 2011.

Capitalized Registration Fees

The Company capitalized $850 of fees related to the registration statement which will be expensed using the effective interest method beginning on the effective date of the registration of April 18, 2011 and continuing through the Senior Secured Notes maturity date of March 29, 2015.

NOTE 6 — COMMITMENTS AND CONTINGENCIES

Legal matters

On January 9, 2012, the Company learned of a lawsuit filed against the Company on December 16, 2010 by VMOOM, a general partnership located in San Marino, California (the “Plaintiff”), in the Los Angeles Superior Court (the “Court”). The suit alleges breach of contract, interference with present and prospective economic relationships and economic advantages, fraud, equitable indemnity and comparative contribution. The Plaintiff seeks recovery of alleged damages of $11,808, interest of $1,129 and court costs along with punitive damages of $10,000. The Plaintiff alleges that the summons and complaint was served on January 27, 2011 on the Company’s agent for service of process in California (the “Agent”). The Agent has informed the Company that it has no record of receiving any such service of process. The Company’s first knowledge of the suit was upon receipt from the Agent on January 9, 2012 of a notice related to the suit served on the Agent on January 6, 2012. The Company has not yet responded to the complaint. VMOOM is seeking a default judgment against the Company for its lack of response.

The Company is preparing and intends to promptly file with the Court motions, supported by affidavits from the Company and the Agent, requesting that Court not enter default and provide the Company such additional time to respond to the complaint, file any counterclaims, seek other relief, along with other action that may be available.

The suit alleges that the Company breached its contractual obligations by its late delivery, failure to deliver to the Plaintiff computer systems on or before the dates requested and as a consequence of such delivery delinquencies and delivery failures, the plaintiff incurred penalties along with lost immediate and future business.

The Company intends to vigorously defend this case and believes it has valid legal defenses and counter claims against Plaintiff. The Company is currently unable to estimate any potential contingent losses as discovery has not yet commenced, nor is adequate information available to estimate such range of loss.

The Company is involved in various other legal proceedings arising in the ordinary course of business, none of which we currently expect to have a material adverse effect on our results of operations, cash flows or financial condition.

Purchase commitments

As of November 27, 2011 and February 27, 2011, the Company had outstanding purchase commitments to one contract manufacturer amounting to approximately $4,459 and $3,900, respectively.

NOTE 7 — REDEEMABLE CONVERTIBLE PREFERRED STOCK

The Company’s capital structure at November 27, 2011 included 6,561,242 issued and outstanding shares of Series A redeemable convertible preferred stock, and 3,531,904.62 issued and outstanding shares of Series B redeemable convertible preferred stock.

Preference Shares

The Series A redeemable convertible preferred shares and the Series B redeemable convertible preferred shares (collectively the “Preference Shares”) in the amounts of $107,167 and $57,688 at November 27, 2011, respectively, became redeemable for cash at the option of the holder on February 26, 2007. Such preference shares also include liquidation preferences, which may be triggered in the event of a liquidation, dissolution, winding-up, or change in control of the Company. In connection with the April 2010 Refinancing of the Company’s outstanding debt, the Bye-laws of the Company were amended to, among other things, prevent the redemption of all classes of preference shares until the later of i) 91 days after the earlier of the stated maturity date of the Senior Secured Notes or the first date on which no Senior Secured Notes are outstanding, and ii) 91 days after the first date on which no Second Lien Facility debt is outstanding.

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands)

The most significant terms of the preference shares are as follows:

Voting Rights

Holders of the preference shares are entitled to vote on an “as-if” converted basis, such votes to be counted together with all other shares of the Company having general voting power and not counted separately as a class, except as otherwise required by law. As a result, the preference shares have voting control of the Company.

Conversion

The preference shares are convertible into ordinary stock at the option of the holder. The preference shares also automatically convert at their respective conversion rates into ordinary stock upon the closing of a firmly underwritten public offering of ordinary shares resulting in gross proceeds to the Company in excess of $75,000 and at a minimum price of $6.54 per share. The conversion rate for the preference shares is 2.17-to-1.

Dividends

The holders of preference shares are entitled to dividends at an annual rate of 8% of the initial purchase price, on a non-cumulative basis, when and if declared, as determined by the Board of Directors. No dividends have been declared or paid through November 27, 2011.

Redemption

Each holder of preference shares may require the Company to redeem for cash all of its outstanding preference shares, as defined by the related agreements, as amended, subject to proportional adjustment for stock splits, reverse splits, stock dividends, stock distributions or similar events related to the capitalization of the Company. As of November 27, 2011, the redemption value of the Series A and Series B preference shares totaled $107,167 and $57,688, respectively.

In connection with the April 2010 Refinancing of the Company’s outstanding debt, the Bye-laws of the Company were amended to, among other things, prevent the redemption of all classes of preference shares until the later of i) 91 days after the earlier of the stated maturity date of the Senior Secured Notes or the first date on which no Senior Secured Notes are outstanding, and ii) 91 days after the first date on which no Second Lien Facility debt is outstanding.

Liquidation Preference

Series A and B preferred shareholders are entitled to receive, in preference to any distribution to the ordinary stockholders, $7.09 per share, subject to anti-dilution adjustments, plus a graduating compounding rate of return that was reduced to 8% after February 1, 2003, as defined in the Company’s Bye-laws. As of November 27, 2011, the liquidation preference of Series A and Series B preferred stock was equal to the redemption preferences of $107,167 and $57,688, respectively.

Right to additional Series B preferred shares

In connection with the April 2010 Refinancing, the Lien 2 holders will be issued additional preferred stock equal to 7.5% of the total issued preferred stock, as in issue immediately after the closing of the refinancing, on April 30, 2013 if the Company does not pay all outstanding principal and interest by that date. If the Company does not pay all outstanding principal and interest by April 30, 2014, the Lien 2 holders will be issued an additional amount of preferred shares equal to 52.5% of the total issued preferred stock as in issue immediately after the closing of the refinancing.

NOTE 8 — STOCKHOLDERS’ DEFICIT

Ordinary Shares

As of November 27, 2011, the Company’s capital structure included 15,511,605.38 issued and outstanding shares of Series B ordinary stock and 28,809,184 issued and outstanding shares of ordinary stock.

Right to additional Series B ordinary shares

In connection with the April 2010 Refinancing (see Note 2), the Lien 2 holders will be issued additional ordinary stock equal to 7.5% of the total issued ordinary stock, as in issue immediately after the closing of the refinancing, on April 30, 2013, if the Company

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands)

does not pay all outstanding principal and interest by that date. If the Company does not pay all outstanding principal and interest by April 30, 2014, the Lien 2 holders will be issued an additional amount of ordinary shares equal to 52.5% of the total issued ordinary stock, as in issue immediately after the closing of the refinancing.

NOTE 9 — STOCK-BASED COMPENSATION

The Company maintains a Stock Incentive Plan (the “Plan”) to facilitate the issuance of shares of its ordinary stock to employees, members of management, officers, directors and consultants of the Company and its subsidiaries. As of November 27, 2011, all of the outstanding options issued under the Plan were non-qualified stock options. The Company grants stock options at an exercise price equal to or greater than the fair market value of the Company’s ordinary shares at the date of grant. These awards, which generally vest annually at a rate of 25 percent per year, are fully vested four years from the date of grant and have a contractual life of ten years.

The Company estimates the fair value of stock options using the Black-Scholes valuation model. Key inputs and assumptions used to estimate the fair value of stock options include the exercise price of the option, the expected option term, volatility of the Company’s stock, the risk-free interest rate with a maturity date equivalent to the expected life of the option, and the Company’s dividend yield. Estimates of fair value are not intended to predict actual future events or the value that may ultimately be realized by employees who receive equity awards, and subsequent events are not indicative of the reasonableness of the original estimates of fair value made by the Company.

Total stock-based compensation expense for the quarter-to-date fiscal periods ended November 27, 2011 and November 28, 2010 was $77 and $105, respectively.

Total stock-based compensation expense for the year-to-date fiscal periods ended November 27, 2011 and November 28, 2010 was $251 and $372, respectively. There was no resulting income tax benefit for the quarter-to-date or year-to-date fiscal period ended November 27, 2011 or November 28, 2010.

NOTE 10 — COMPREHENSIVE LOSS

The components of comprehensive loss, net of tax, were as follows:

	13 Weeks Ended		39 Weeks Ended
	November 27, 2011	November 28, 2010	November 27, 2011	November 28, 2010

Net loss	$(4,622)	$(619)	$(16,842)	$(7,184)
Unrealized foreign currency translation adjustment	(933)	873	218	1,171
Unrealized loss on corporate equity security, net of tax	(2)	7	(8)	(3)

Comprehensive loss	$(5,557)	$261	$(16,632)	$(6,016)

NOTE 11 — EMPLOYEE BENEFIT PLANS

The Company has a benefit plan available to all United States employees, which qualifies as a defined contribution plan under Section 401(k) of the Internal Revenue Code. Employees may contribute to the plan from 2% to 25% of their salary on a pre-tax basis, subject to certain statutory limitations. In March 2011 the Company reinstated its 401(k) matching program effective January 2011. The Company matches 25% of the first 4% of the employee’s pre-tax contributions. Contributions are invested at the direction of the employee in one or more investment funds. The Company recorded expense of $76 and $334 in the quarter-to-date and year-to-date fiscal periods ended November 27, 2011. This year-to-date expense is for the time period of January 2011 through November 2011 relating to this plan. Employees in several countries outside of the U.S. are covered by defined benefit and defined contribution plans in accordance with applicable government regulations and local practices. Expenses attributable to these plans were $100 and $433 for the quarter-to-date and year-to-date fiscal period ended November 27, 2011 and $76 and $334 for the quarter-to-date and year-to-date fiscal period ended November 28, 2010.

NOTE 12 — CONSOLIDATING FINANCIAL STATEMENTS

The Company as parent guarantor (“Bermuda Holdings”) and the Company’s subsidiaries SRA Technologies Cyprus Limited, Stratus Technologies Ireland Limited, Cemprus Technologies, Inc., and Cemprus, LLC (“Guarantor Subsidiaries”) have fully and unconditionally guaranteed on a joint and several basis, the obligation to pay principal and interest with respect to the $215.0 million aggregate principal amount of Senior Secured Notes issued by Stratus Technologies, Inc. (“Stratus US”) and Stratus Technologies Bermuda Ltd. (“Bermuda Ltd.”). The Senior Secured Notes issued by Stratus US are guaranteed by Bermuda Ltd. and the Senior Secured Notes issued by Bermuda Ltd. are guaranteed by Stratus US. Under certain circumstances, contractual and legal restrictions, as well as the financial condition and operating requirements of the Company and its subsidiaries, could limit Stratus Technologies, Inc. and Stratus Technologies Bermuda Ltd.’s ability to obtain cash for the purpose of meeting the debt service obligations, including

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands)

payment of principal and interest on the Senior Secured Notes. The holders of the Senior Secured Notes will be direct creditors of Stratus Technologies, Inc. and Stratus Technologies Bermuda, Ltd, the Company and the Company’s principal direct subsidiaries by virtue of the guarantees. The Company has indirect subsidiaries located primarily in Europe and Asia (“Non-Guarantor Subsidiaries”) that are not included among the Guarantor Subsidiaries, and such subsidiaries will not be obligated with respect to the Senior Secured Notes. As a result, the claims of creditors of the Non-Guarantor Subsidiaries will effectively have priority with respect to the assets and earnings of such companies over the claims of creditors of the Company, including the holders of the Senior Secured Notes. The consolidating financial statements include the accounts of the Company and its 100% owned subsidiaries.

The Non-Guarantor subsidiaries represent more than an inconsequential portion of the consolidated assets and revenues of the Company.

The following supplemental consolidating financial statements are presented:

1. Unaudited consolidating balance sheets as of November 27, 2011 and February 27, 2011.

2. Unaudited consolidating statements of operations for the quarter-to-date and year-to-date fiscal periods ended November 27, 2011 and November 28, 2010.

3. Unaudited consolidating statements of cash flows for the year-to-date fiscal periods ended November 27, 2011 and November 28, 2010.

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands)

As of November 27, 2011

CONSOLIDATING BALANCE SHEET (Unaudited)

	Bermuda	Bermuda	Stratus	Guarantor	Non Guarantor
	Holdings	Ltd.	US	Subsidiaries	Subsidiaries	Eliminations	Total

ASSETS
Current assets:
Cash and cash equivalents	$61	$199	$1,494	$10,464	$6,352	$—	$18,570
Accounts receivable, net of allowance for doubtful accounts	—	75	4,347	18,196	14,235	(382)	36,471
Intercompany receivable	6,122	—	33,437	—	8,386	(47,945)	—
Inventory	—	—	6,795	889	2,338	(2,574)	7,448
Deferred income taxes	—	—	—	—	1,557	—	1,557
Income taxes receivable	—	—	165	87	—	(252)	—
Prepaid expenses and other current assets	512	77	2,177	253	2,224	(604)	4,639

Total current assets	6,695	351	48,415	29,889	35,092	(51,757)	68,685

Property and equipment, net	—	—	8,572	885	1,350	—	10,807
Intangible assets, net	—	3,037	279	—	—	—	3,316
Goodwill	—	6,197	1,306	1,345	747	—	9,595
Deferred income taxes	—	—	—	—	1,929	—	1,929
Deferred financing	707	3,928	5,216	—	—	—	9,851
Investment in subsidiaries	—	17,158	40,763	1,909	—	(59,830)	—
Other assets	583	748	1,106	43	1,739	—	4,219
Long-term intercompany receivable	24,106	—	105,568	—	—	(129,674)	—

Total assets	$32,091	$31,419	$211,225	$34,071	$40,857	$(241,261)	$108,402

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

Current liabilities:
Current portion of long-term debt	$—	$2,400	$2,600	$—	$—	$—	$5,000
Accounts payable	—	—	2,436	3,294	3,577	(850)	8,457
Intercompany payable	834	32,639	—	14,473	—	(47,946)	—
Accrued expenses	35	34	5,927	1,468	4,887	(136)	12,215
Accrued interest payable	—	2,002	2,161	—	—	—	4,163
Income taxes payable	—	132	—	—	243	(252)	123
Deferred revenue	—	—	914	29,388	2,321	—	32,623

Total current liabilities	869	37,207	14,038	48,623	11,028	(49,184)	62,581

Long-term debt, net of discount	—	123,286	133,054	—	—	—	256,340
Long-term intercompany payable	—	59,757	12,474	57,443	—	(129,674)	—
Liability in subsidiaries	24,309	—	—	—	—	(24,309)	—
Embedded derivatives	—	9,981	10,813	—	—	—	20,794
Deferred revenue and other liabilities	—	941	6,175	6,039	2,639	—	15,794

Total liabilities	25,178	231,172	176,554	112,105	13,667	(203,167)	355,509

Redeemable convertible preferred stock:
Series A redeemable convertible preferred stock	107,167	—	—	—	—	—	107,167
Series B redeemable convertible preferred stock	57,688	—	—	—	—	—	57,688
Right to shares of Series B redeemable convertible preferred stock	5,518	—	—	—	—	—	5,518

Total redeemable convertible preferred stock	170,373	—	—	—	—	—	170,373

Stockholders’ (deficit) equity:
Ordinary stock	16,712	71	20,000	2,370	5,318	(27,759)	16,712
Series B ordinary stock	8,998	—	—	—	—	—	8,998
Additional paid in capital	—	29,562	53,236	—	4,039	(86,837)	—
Accumulated (deficit) income	(189,169)	(229,386)	(38,627)	(80,725)	16,963	76,335	(444,609)
Accumulated other comprehensive gain	—	—	62	321	869	167	1,419

Total stockholders’ (deficit) equity	(163,459)	(199,753)	34,671	(78,034)	27,189	(38,094)	(417,480)

Total liabilities and stockholders’ (deficit) equity	$32,091	$31,419	$211,225	$34,071	$40,857	$(241,261)	$108,402

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands)

As of February 27, 2011

CONSOLIDATING BALANCE SHEET (Unaudited)

	Bermuda	Bermuda	Stratus	Guarantor	Non Guarantor
	Holdings	Ltd.	US	Subsidiaries	Subsidiaries	Eliminations	Total

ASSETS
Current assets:
Cash and cash equivalents	$20	$580	$3,819	$16,830	$6,851	$—	$28,100
Accounts receivable, net of allowance for doubtful accounts	—	75	6,658	20,432	10,914	—	38,079
Intercompany receivable	30,654	—	86,599	—	10,547	(127,800)	—
Inventory	—	—	6,893	1,095	1,774	(2,277)	7,485
Deferred income taxes	—	—	—	—	1,440	—	1,440
Income taxes receivable	—	—	163	73	—	(236)	—
Prepaid expenses and other current assets	500	116	2,389	271	1,319	(225)	4,370

Total current assets	31,174	771	106,521	38,701	32,845	(130,538)	79,474

Property and equipment, net	—	—	11,094	992	1,609	—	13,695
Intangible assets, net	—	3,098	340	—	—	—	3,438
Goodwill	—	6,197	1,306	1,345	736	—	9,584
Deferred income taxes	—	—	—	—	1,803	—	1,803
Deferred financing	—	4,709	6,284	—	—	—	10,993
Investment in subsidiaries		42,252	39,012	1,888	—	(83,152)
Other assets	1,304	732	1,018	57	1,756	—	4,867
Long-term intercompany receivable	—	—	48,125	—	—	(48,125)	—

Total assets	$32,478	$57,759	$213,700	$42,983	$38,749	$(261,815)	$123,854

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Current portion of long-term debt	$—	$2,400	$2,600	$—	$—	$—	$5,000
Accounts payable	—	—	2,031	2,622	2,676	(38)	7,291
Intercompany payable	22	56,431	8,079	63,268	—	(127,800)	—
Accrued expenses	317	33	6,001	1,384	5,280	(187)	12,828
Accrued interest payable	—	5,103	5,522	—	—	—	10,625
Income taxes payable	—	132	—	—	389	(236)	285
Deferred revenue	—	—	493	34,120	1,586	—	36,199

Total current liabilities	339	64,099	24,726	101,394	9,931	(128,261)	72,228

Long-term debt, net of discount	—	119,770	129,299	—	—	—	249,069
Long-term intercompany payable	—	48,125	—	—	—	(48,125)	—
Liability in subsidiaries	8,382	—	—	—	—	(8,382)	—
Embedded derivatives	—	9,098	9,857	—	—	—	18,955
Deferred revenue and other liabilities	—	890	5,670	5,213	2,555	—	14,328

Total liabilities	8,721	241,982	169,552	106,607	12,486	(184,768)	354,580

Redeemable convertible preferred stock:
Series A redeemable convertible preferred stock	101,101	—	—	—	—	—	101,101
Series B redeemable convertible preferred stock	54,423	—	—	—	—	—	54,423
Right to shares of Series B redeemable convertible preferred stock	5,518	—	—	—	—	—	5,518

Total redeemable convertible preferred stock	161,042	—	—	—	—	—	161,042

Stockholders’ (deficit) equity:
Ordinary stock	16,712	71	20,000	2,370	5,318	(27,759)	16,712
Series B ordinary stock	8,998	—	—	—	—	—	8,998
Additional paid in capital	—	29,562	53,236	—	4,039	(86,837)	—
Accumulated (deficit) income	(162,995)	(213,856)	(29,181)	(66,309)	16,272	37,382	(418,687)
Accumulated other comprehensive gain	—	—	93	315	634	167	1,209

Total stockholders’ (deficit) equity	(137,285)	(184,223)	44,148	(63,624)	26,263	(77,047)	(391,768)

Total liabilities and stockholders’ (deficit) equity	$32,478	$57,759	$213,700	$42,983	$38,749	$(261,815)	$123,854

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands)

13 weeks ended November 27, 2011

CONSOLIDATING STATEMENT OF OPERATIONS (Unaudited)

	Bermuda	Bermuda	Stratus	Guarantor	Non Guarantor
	Holdings	Ltd	US	Subsidiaries	Subsidiaries	Eliminations	Total

REVENUE
Product	$—	$111	$3,382	$2,251	$12,459	$—	$18,203
Service	—	75	2,255	27,953	3,247	—	33,530
Intercompany	—	11,599	19,664	6,113	4,233	(41,609)	—

Total revenue	—	11,785	25,301	36,317	19,939	(41,609)	51,733

COST OF REVENUE
Product	—	60	1,934	6,579	8,647	(8,082)	9,138
Service	—	—	6,924	1,065	6,114	—	14,103
Intercompany	—	7,187	—	26,064	185	(33,436)	—

Total cost of revenue	—	7,247	8,858	33,708	14,946	(41,518)	23,241

Gross profit	—	4,538	16,443	2,609	4,993	(91)	28,492

OPERATING EXPENSES
Research and development	—	—	6,779	1	—	—	6,780
Sales and marketing	—	—	4,371	45	3,722	—	8,138
General and administrative	183	20	3,751	71	857	—	4,882
Restructuring charges	—	—	76	—	99	—	175
Intercompany	—	—	(76)	175	(99)	—	—
Management fees	125	—	175	—	—	—	300

Total operating expenses	308	20	15,076	292	4,579	—	20,275

Profit (loss) from operations	(308)	4,518	1,367	2,317	414	(91)	8,217
Interest income	—	—	—	4	2	—	6
Interest expense	(53)	(5,728)	(6,273)	—	7	—	(12,047)
Interest income (expense), intercompany	153	(549)	2,057	(1,661)	—	—	—
Other (expense) income, net	(4)	(359)	(460)	581	20	28	(194)
Other income (expense), intercompany	—	—	(18)	45	(27)	—	—

(Loss) income before income taxes	(212)	(2,118)	(3,327)	1,286	416	(63)	(4,018)
Provision for income taxes	—	19	35	414	136	—	604
Equity in profit (loss) in subsidiaries	(4,410)	(2,209)	589	7	—	6,023	—

Net (loss) income	$(4,622)	$(4,346)	$(2,773)	$879	$280	$5,960	$(4,622)

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands)

13 weeks ended November 28, 2010

CONSOLIDATING STATEMENT OF OPERATIONS (Unaudited)

	Bermuda	Bermuda	Stratus	Guarantor	Non Guarantor
	Holdings	Ltd	US	Subsidiaries	Subsidiaries	Eliminations	Total

REVENUE
Product	$—	$134	$4,827	$1,396	$15,147	—	$21,504
Service	—	75	2,813	28,102	3,563	—	34,553
Intercompany	—	11,989	22,674	13,636	4,361	(52,660)	—

Total revenue	—	12,198	30,314	43,134	23,071	(52,660)	56,057

COST OF REVENUE
Product	—	47	5,704	9,459	11,525	(16,871)	9,864
Service	—	—	8,409	778	6,181	1	15,369
Intercompany	—	7,292	—	27,716	395	(35,403)	—

Total cost of revenue	—	7,339	14,113	37,953	18,101	(52,273)	25,233

Gross profit	—	4,859	16,201	5,181	4,970	(387)	30,824

OPERATING EXPENSES
Research and development	—	—	6,879	8	—	(6)	6,881
Sales and marketing	—	—	4,170	4	3,588	—	7,762
General and administrative	76	58	3,682	73	969	—	4,858
Restructuring charges	—	—	—	1	11	—	12
Intercompany	—	—	—	11	(11)	—	—
Management fees	125	—	175	—	—	—	300

Total operating expenses	201	58	14,906	97	4,557	(6)	19,813

Profit from operations	(201)	4,801	1,295	5,084	413	(381)	11,011
Interest income	—	—	1	6	1	—	8
Interest expense	—	(5,520)	(6,049)	—	—	—	(11,569)
Interest income (expense), intercompany	152	(547)	2,039	(1,644)	—	—	—
Other income (expense), net	(1)	264	256	(46)	(153)	(55)	265

(Loss) income before income taxes	(50)	(1,002)	(2,458)	3,400	261	(436)	(285)
Provision (benefit) for income taxes	—	30	(84)	233	155	—	334
Equity in profit (loss) in subsidiaries	(569)	898	440	7	—	(776)	—

Net (loss) income	$(619)	$(134)	$(1,934)	$3,174	$106	$(1,212)	$(619)

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands)

39 weeks ended November 27, 2011

CONSOLIDATING STATEMENT OF OPERATIONS (Unaudited)

	Bermuda	Bermuda	Stratus	Guarantor	Non Guarantor
	Holdings	Ltd	US	Subsidiaries	Subsidiaries	Eliminations	Total

REVENUE
Product	$—	$354	$11,972	$6,849	$33,264	$—	$52,439
Service	—	225	6,287	83,378	9,673	—	99,563
Intercompany	—	34,737	59,597	19,430	12,723	(126,487)	—

Total revenue	—	35,316	77,856	109,657	55,660	(126,487)	152,002

COST OF REVENUE
Product	—	157	7,328	19,509	22,459	(25,192)	24,261
Service	—	—	21,178	3,234	17,931	—	42,343
Intercompany	—	22,301	—	78,223	474	(100,998)	—

Total cost of revenue	—	22,458	28,506	100,966	40,864	(126,190)	66,604

Gross profit	—	12,858	49,350	8,691	14,796	(297)	85,398

OPERATING EXPENSES
Research and development	—	—	21,039	17	—	—	21,056
Sales and marketing	—	—	12,480	130	10,773	—	23,383
General and administrative	775	70	12,017	192	2,828	—	15,882
Restructuring charges	—	—	76	—	99	—	175
Intercompany	—	—	(76)	175	(99)	—	—
Management fees	375	—	525	—	—	—	900

Total operating expenses	1,150	70	46,061	514	13,601	—	61,396

Profit (loss) from operations	(1,150)	12,788	3,289	8,177	1,195	(297)	24,002
Interest income	—	—	1	12	4	—	17
Interest expense	(124)	(17,213)	(18,862)	—	(2)	—	(36,201)
Interest income (expense), intercompany	457	(1,643)	6,114	(4,928)	—	—	—
Loss on extinguishment of debt	(90)	(543)	(589)	—	—	—	(1,222)
Other (expense) income, net	(9)	(1,185)	(1,452)	611	(75)	(99)	(2,209)
Other income (expense), intercompany	—	—	—	(58)	58	—	—

(Loss) income before income taxes	(916)	(7,796)	(11,499)	3,814	1,180	(396)	(15,613)
Provision for income taxes	—	68	93	715	353	—	1,229
Equity in profit (loss) in subsidiaries	(15,926)	(7,666)	1,750	22	—	21,820	—

Net (loss) income	$(16,842)	$(15,530)	$(9,842)	$3,121	$827	$21,424	$(16,842)

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands)

39 weeks ended November 28, 2010

CONSOLIDATING STATEMENT OF OPERATIONS (Unaudited)

	Bermuda	Bermuda	Stratus	Guarantor	Non Guarantor
	Holdings	Ltd	US	Subsidiaries	Subsidiaries	Eliminations	Total

REVENUE
Product	$—	$251	$14,095	$5,848	$32,641	$—	$52,835
Service	—	300	6,733	84,042	10,284	—	101,359
Intercompany	—	34,458	63,415	23,638	12,150	(133,661)	—

Total revenue	—	35,009	84,243	113,528	55,075	(133,661)	154,194

COST OF REVENUE
Product	—	142	11,972	21,807	23,731	(32,931)	24,721
Service	—	—	24,431	2,521	17,244	(10)	44,186
Intercompany	—	21,767	—	79,607	395	(101,769)	—

Total cost of revenue	—	21,909	36,403	103,935	41,370	(134,710)	68,907

Gross profit	—	13,100	47,840	9,593	13,705	1,049	85,287

OPERATING EXPENSES
Research and development	—	—	20,535	23	—	(44)	20,514
Sales and marketing	—	—	12,041	4	9,805	(24)	21,826
General and administrative	158	71	11,180	387	2,814	97	14,707
Amortization of intangibles	—	52	—	—	—	—	52
Restructuring charges	—	—	(7)	1	61	—	55
(Gain) on sale of subsidiary	—	(3,655)	—	—	—	—	(3,655)
Intercompany	—	—	7	54	(61)	—	0
Management fees	292	—	525	—	—	—	817

Total operating expenses	450	(3,532)	44,281	469	12,619	29	54,316

Profit from operations	(450)	16,632	3,559	9,124	1,086	1,020	30,971
Interest income	—	41	3	26	3	—	73
Interest expense	—	(15,236)	(16,835)	—	—	—	(32,071)
Interest income (expense), intercompany	456	(1,570)	6,210	(5,096)	—	—	—
Loss on extinguishment of debt	—	(1,724)	(2,027)	—	—	—	(3,751)
Other expense, net	(6)	(195)	(407)	(724)	(128)	(119)	(1,579)

(Loss) income before income taxes	—	(2,052)	(9,497)	3,330	961	901	(6,357)
Provision (benefit) for income taxes	—	63	(37)	461	340	—	827
Equity in profit (loss) in subsidiaries	(7,184)	(5,972)	1,631	14	—	11,511	—

Net (loss) income	$(7,184)	$(8,087)	$(7,829)	$2,883	$621	$12,412	$(7,184)

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands)

39 weeks ended November 27, 2011

CONSOLIDATING STATEMENT OF CASH FLOWS (Unaudited)

	Bermuda	Bermuda	Stratus	Guarantor	Non Guarantor
	Holdings	Ltd	US	Subsidiaries	Subsidiaries	Eliminations	Total

Operating activities
Cash flows (used in) provided by operating activities:
Net (loss) income	$(16,842)	$(15,530)	$(9,842)	$3,121	$827	$21,424	$(16,842)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization	—	105	4,665	294	726	—	5,790
Amortization of deferred financing cost	124	3,561	4,106	—	—	—	7,791
Stock-based compensation	—	—	222	—	29	—	251
Provision for doubtful accounts	—	—	8	175	(4)	—	179
Inventory provision	—	—	396	67	77	—	540
Loss on extinguishment of debt	90	543	589	—	—	—	1,222
Premium on excess cash flow payment	—	(480)	(519)	—	—	—	(999)
Loss on change in fair value of embedded derivatives	—	1,145	1,239	—	—	—	2,384
Interest payable-in-kind	—	2,808	3028	—	—	—	5,836
Equity in profit (loss) subsidiaries	15,926	7,666	(1,750)	(22)	—	(21,820)	—
Changes in assets and liabilities:
Accounts receivable	—	—	2303	2,061	(3,055)	383	1,692
Inventory	—	—	(898)	139	(552)	297	(1,014)
Prepaid expenses and other current assets	(12)	38	212	19	(886)	380	(249)
Accounts payable	1,236	(12,160)	769	9,222	2,718	(714)	1,071
Accrued expenses	(282)	1	(76)	87	(375)	50	(595)
Accrued interest payable	—	(3,101)	(3,361)	—	—	—	(6,462)
Income taxes payable	—	—	(3)	(14)	(161)	—	(178)
Deferred revenue	—	—	420	(3,752)	700	—	(2,632)
Proceeds (payments) on intercompany dividend	—	17,428	—	(17,428)	—	—	—
Other long-term assets and liabilities	65	39	866	(322)	(90)	—	558

Net cash (used in) provided by operating activities	305	2,063	2,374	(6,353)	(46)	—	(1,657)

Investing activities
Cash flows used in investing activities:
Acquisition of property and equipment	—	—	(2,074)	(13)	(379)	—	(2,466)
Other long-term assets	—	(45)	—	—	—	—	(45)

Net cash used in investing activities	—	(45)	(2,074)	(13)	(379)	—	(2,511)

Financing activities
Cash flows used in financing activities:
Payments on long-term debt	—	(2,399)	(2,598)	—	—	—	(4,997)
Payment of debt and equity issuance fees	(264)	—	(44)	—	—	—	(308)
Proceeds (payments) on intercompany financing	—	(10,999)	—	10,999	—	—	—
Proceeds (payments) on intercompany financing	—	10,999	—	(10,999)	—	—	—

Net cash used in financing activities	(264)	(2,399)	(2,642)	—	—	—	(5,305)

Effect of exchange rate changes on cash	—	—	17	—	(74)	—	(57)

Net (decrease) increase in cash and cash equivalents	41	(381)	(2,325)	(6,366)	(499)	—	(9,530)
Cash and cash equivalents at beginning of period	20	580	3,819	16,830	6,851	—	28,100

Cash and cash equivalents at end of period	$61	$199	$1,494	$10,464	$6,352	$—	$18,570

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands)

39 weeks ended November 28, 2010

CONSOLIDATING STATEMENT OF CASH FLOWS (Unaudited)

	Bermuda	Bermuda	Stratus	Guarantor	Non Guarantor
	Holdings	Ltd	US	Subsidiaries	Subsidiaries	Eliminations	Total

Operating activities
Cash flows provided by (used in) operating activities:
Net (loss) income	$(7,184)	$(8,087)	($7,829)	$2,883	$621	$12,412	$(7,184)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	—	135	5,726	332	895	18	7,106
Amortization of deferred financing cost	—	2,818	3,278	—	—	—	6,096
Stock-based compensation	—	—	300	9	63	—	372
Provision for doubtful accounts	—	—	(24)	248	(88)	—	136
Inventory provision	—	—	1,059	(286)	(2)	—	771
Loss on extinguishment of debt	—	1,724	2,027	—	—	—	3,751
Loss on change in fair value of embedded derivatives	—	142	155	—	—	—	297
Gain from sale of subsidiary	—	(3,655)	—	—	—	—	(3,655)
Gain on retirement of property and equipment	—	—	(2)	—	—	—	(2)
Interest payable-in-kind	—	2,272	2,429	—	—	—	4,701
Equity in profit (loss) subsidiaries	7,184	5,972	(1,631)	(14)	—	(11,511)	—
Changes in assets and liabilities:
Accounts receivable	—	(75)	3,440	5,796	(5,648)	—	3,513
Inventories	—	—	(2,503)	1,022	450	(1,039)	(2,070)
Prepaid expenses and other current assets	(500)	(26)	493	(239)	1,571	(356)	943
Accounts payable	1,132	7,217	(7,218)	(7,287)	6,294	430	568
Accrued liabilities	17	(10)	1,255	495	(1,019)	46	784
Accrued interest payable	—	656	716	—	—	—	1,372
Deferred revenue	—	—	(256)	(10,661)	197	—	(10,720)
Income taxes payable	—	13	47	10	(151)	—	(81)
Other long-term assets and liabilities	71	(787)	2,027	(224)	98	—	1,185

Net cash provided by (used in) operating activities	720	8,309	3,489	(7,916)	3,281	—	7,883

Investing activities
Cash flows (used in) provided by investing activities:
Acquisition of property and equipment	—	—	(4,253)	(41)	(556)	—	(4,850)
Proceeds from sale of subsidiary	—	3,555	—	—	—	—	3,555
Acquisition of other long lived assets	—	(57)	—	—	—	—	(57)

Net cash (used in) provided by investing activities	—	3,498	(4,253)	(41)	(556)	—	(1,352)

Financing activities
Cash flows used in financing activities:
Proceeds from issuance of long-term debt, Series B preferred stock and Series B ordinary stock	—	99,495	107,786	—	—	—	207,281
Payments on long-term debt	—	(105,359)	(112,641)	—	—	—	(218,000)
Payment of debt and equity issuance fees	(632)	(5,251)	(7,184)	—	—	—	(13,067)
Proceeds (payments) on intercompany financing	—	—	15,000	(15,000)	—	—	—
Proceeds from revolving credit facility	—	—	8,000	—	—	—	8,000
Payments on revolving credit facility	—	—	(30,000)	—	—	—	(30,000)

Net cash used in financing activities	(632)	(11,115)	(19,039)	(15,000)	—	—	(45,786)
Effect of exchange rate changes on cash	1	—	31	(1)	391	—	422
Net (decrease) increase in cash and cash equivalents	89	692	(19,772)	(22,958)	3,116	—	(38,833)
Cash and cash equivalents at beginning of period	131	5	22,194	30,298	4,140	—	56,768

Cash and cash equivalents at end of period	$220	$697	$2,422	$7,340	$7,256	—	$17,935

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands)

NOTE 13 – SUBSEQUENT EVENTS

During the quarter ending February 26, 2012, the Company began implementing a restructuring plan to further align spending with current business initiatives. The Company anticipates the restructuring will be completed by the end of the fiscal year ending February 26, 2012. The Company intends to lower its headcount by approximately 30 employees and expect to record a fourth quarter fiscal 2012 charge estimated between $1,750 and $2,050 related to severance and fringe benefits as well as lease termination and other related exit costs in connection with this plan.

Item 2. OPERATING AND FINANCIAL REVIEW

The following discussion and analysis of our operating and financial results should be read in conjunction with our unaudited interim consolidated financial statements. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth below under “Cautionary Statement Regarding Forward Looking Statements” and “Risk Factors” contained in our fiscal 2011 Annual Report on Form 20-F and elsewhere in this report. Our unaudited interim consolidated financial statements and the financial information discussed below have been prepared in accordance with accounting principles generally accepted in the United States. Immaterial differences between numbers contained in such tables and in our unaudited consolidated financial statements are due to rounding.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This report contains forward-looking statements. These statements relate to future events or our future financial performance and implicate known and unknown risks, uncertainties and other factors that may cause the actual results, performances or levels of activity of our business or our industry to be materially different from that expressed or implied by any such forward-looking statements and are not guarantees of future performance. Such statements include those regarding our ability to develop and implement new products and technology, the timing of product deliveries, expectations regarding market growth and developments, statements concerning our expected financial performance and strategic and operational plans and statements containing the words “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “project,” “seek” and similar expressions.

Although we believe that the plans, intentions and expectations reflected in such statements are reasonable, we can give no assurance that such plans, intentions or expectations will be achieved. You are cautioned that such forward-looking statements involve a number of risks and uncertainties including, but not limited to:

•	the continued acceptance of our products by the market;

•	our ability to enter into new service agreements and to retain customers under existing service contracts;

•	our ability to source quality components and key technologies without interruption and at acceptable prices;

•	our ability to comply with certain covenants in our Revolving Credit Facility, our Second Lien Credit Facility and the indenture governing the Units and underlying Notes;

•	our ability to refinance indebtedness when required;

•	our reliance on sole source manufacturers and suppliers;

•	the presence of existing competitors and the emergence of new competitors;

•	our financial condition and liquidity and our leverage and debt service obligations;

•	economic conditions globally and in our most important markets;

•	developments in the fault-tolerant and high-availability server markets;

•	claims by third parties that we infringe upon their intellectual property rights;

•	our success in adequately protecting our intellectual property rights;

•	our success in maintaining efficient manufacturing and logistics operations;

•	our ability to recruit, retain and develop appropriately skilled employees;

•	exposure for systems and service failures;

•	fluctuations in foreign currency exchange rates;

•	fluctuations in interest rates;

•	current risks of terrorist activity and acts of war;

•	impact of changing tax laws;

•	the impact of changes in policies, laws, regulations or practices of foreign governments on our international operations;

•	impact of natural or man-made disasters; and

•	the other factors discussed under Risk Factors contained in our fiscal 2011 Annual Report on Form 20-F and elsewhere in this report.

We operate globally and are therefore exposed to volatility in global economies. Continued overall weakness in the global economic environment may adversely affect our revenue growth, operating profit, cash flows and financial condition materially in future periods.

Our managed services contract with our largest customer is scheduled by its terms to expire on February 16, 2012, unless extended by mutual agreement. As a result of our increased interest expense associated with our April 2010 Refinancing, we were not in compliance with an interest coverage covenant contained in this agreement for the quarters ended November 27, 2010, February 27, 2011 and May 29, 2011. We cannot assure you that this contract will be renewed or extended. There has been no agreement to extend or modify the contract at this time. Further, we cannot assure you that this customer will not seek to terminate this contract prior to its scheduled expiration or its other relationships with us as a result of our past non-compliance with the interest coverage covenant, as a result of our financial condition or for any other reason.

All forward-looking statements are expressly qualified in their entirety by the cautionary statements included in this report. These forward-looking statements represent our views only as of the date of this report. We do not intend to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

Current information in this report has been updated to January 17, 2012, the date our unaudited interim consolidated financial statements were furnished with the United States Securities and Exchange Commission and we undertake no duty to further update this information unless we are required to do so under applicable securities laws. The specific risk factors set forth under “Risk Factors” of our fiscal 2011 Annual Report on Form 20-F, as well as the other information contained in this report, are important factors, among others, that could cause our actual results to differ from our expected or historical results and individually or any combination thereof could adversely affect our financial position and results of operations.

Operating Results

Overview

We are a leading global provider of a differentiated suite of continuous availability solutions for mission-critical enterprise applications for the enterprise data center and Small and Medium Businesses (“SMB”). Our customer base includes some of the most recognizable companies in the world across a variety of large industries, including financial services, health care and life sciences, manufacturing and logistics, and government and public safety. We are a solutions provider of fault-tolerant servers and services to 98 of the top 200 Fortune Global 500 companies and we have approximately 8,600 installed service systems worldwide. Our customers rely on our products and services for their critical computer-based operations that they require to be continuously or highly available for the proper functioning of their businesses. As a result, we believe that we have developed deep and highly strategic relationships with our customers, many of which have relied on us for multiple decades. Built on over 30 years of expertise and supported by a culture that strives to offer the highest level of service in the industry, we believe our solutions offer a level of depth and robustness that is unique in the industry. We currently provide two lines of fault-tolerant servers, the Legacy system family and the ftServer system family, each of which is supported by a technologically advanced worldwide service offering, along with a high-availability software solution through our Avance product.

The table set forth below shows our consolidated revenue for each of our product lines and service offerings:

•

Product revenue consists primarily of revenue generated from sales of our servers, which include our proprietary and other operating systems. We have experienced a decline in revenue from sales of Legacy systems over the years due to a number of factors, including weakness in information technology spending, the emergence of newer and more competitive high-availability server products, the proprietary nature of the operating systems running on the legacy systems and a shift in our business focus to sales of ftServer and Avance systems. We expect our future product revenue growth largely to derive from sales of ftServer systems and our Avance software. We also intend to leverage our current installed base through add-on sales and upgrades.

•

Service revenue consists of revenue primarily generated from our customer support activities, which consist of maintenance contracts for which revenue typically is recognized ratably over the contractual period, along with services such as part repair, time and materials activities, installation, education, managed services and professional consulting services. In the year-to-date fiscal period ended November 27, 2011, 100% of legacy server sales included service contracts compared to 96% in the year-to-date period ended November 28, 2010. In the year-to-date fiscal period ended November 27, 2011, 76% of ftServer system sales included service contracts compared to 85% of ftServer system sales in the year-to-date period ended November 28, 2010. The decrease in ftServer attach rates is primarily due to increased sales in the Asia-Pacific and Japan regions which typically have a longer lag in service contracts and a lower overall attach rate. Our systems tend to remain under service and in operation for long periods of time, historically resulting in a relatively predictable customer service revenue stream.

	13 weeks ended		39 weeks ended
	November 27, 2011	November 28, 2010	November 27, 2011	November 28, 2010
	(Dollars in thousands)		(Dollars in thousands)
Legacy products	$2,350	$6,899	$11,287	$15,670
ftServer products	15,337	14,225	39,674	36,430
Avance product	516	380	1,478	735

Total product revenue	18,203	21,504	52,439	52,835

Customer service revenue	27,875	27,975	83,082	83,865
Solution services revenue	5,655	6,578	16,481	17,494

Total service revenue	33,530	34,553	99,563	101,359

Total revenue	$51,733	$56,057	$152,002	$154,194

We currently have a research and development center in the United States. Most of our product manufacturing is done through our Purchase and Distribution Agreement with NEC in Ibaraki, Japan for our current line of ftServer systems. In addition, we operate manufacturing facilities in Maynard, Massachusetts, and Dublin, Ireland related to our used and refurbished products for both ftServer systems line and Legacy systems line. We maintain sales and service offices in 18 countries worldwide.

The table set forth below shows our consolidated revenue by geographic region:

	13 Weeks Ended				39 Weeks Ended
	November 27, 2011	% of Rev	November 28, 2010	% of Rev	November 27, 2011	% of Rev	November 28, 2010	% of Rev
	(Dollars in thousands)				(Dollars in thousands)
U.S.	$18,825	36.4%	$21,005	37.5%	$58,306	38.4%	$61,795	40.1%
EMEA	11,286	21.8	10,983	19.6	33,908	22.3	33,428	21.7
Japan	14,795	28.6	15,025	26.8	39,818	26.2	36,551	23.7
Asia-Pacific	6,478	12.5	7,604	13.6	18,840	12.4	18,892	12.3
Other	349	0.7	1,440	2.6	1,130	0.7	3,528	2.2

Total revenue	$51,733	100.0%	$56,057	100.0%	$152,002	100.0%	$154,194	100.0%

(“EMEA” includes Europe, Middle East and Africa, “Asia-Pacific” includes Asia, Australia and New Zealand and “Other” includes Mexico, Central America and South America.)

We continue to believe that weakness in information technology spending may continue to affect our results of operations. In addition, a substantial portion of our quarterly revenue historically has been recorded in the final weeks of each fiscal quarter, and we expect that this pattern will continue for the foreseeable future.

During the quarter ending February 26, 2012, we began implementing a restructuring plan to further align spending with current business initiatives. We anticipate the restructuring will be completed by the end of the fiscal year ending February 26, 2012. We intend to lower our headcount by approximately 30 employees and expect to record a fourth quarter fiscal 2012 charge estimated between $1.8 million and $2.1 million related to severance and fringe benefits as well as lease termination and other related exit costs in connection with this plan.

Results of Operations

The following tables summarize our results of operations for the quarter-to-date and year-to-date fiscal periods ended November 27, 2011 and November 28, 2010. Percentages in the below table are based on total revenue.

	13 Weeks Ended		39 Weeks Ended
	November 27, 2011	November 28, 2010	November 27, 2011	November 28, 2010
	(Dollars in thousands)
Product	$18,203	$21,504	$52,439	$52,835
Service	33,530	34,553	99,563	101,359

Total revenue	51,733	56,057	152,002	154,194

Product cost	9,138	9,864	24,261	24,721
Service cost	14,103	15,369	42,343	44,186

Total cost of revenue	23,241	25,233	66,604	68,907

Gross Profit	28,492	30,824	85,398	85,287
Research and development	6,780	6,881	21,056	20,514
Sales and marketing	8,138	7,762	23,383	21,826
General and administrative	4,882	4,858	15,882	14,707
Amortization of intangibles	—	—	—	52
Restructuring	175	12	175	55
(Gain) on sale of subsidiary	—	—	—	(3,655)
Management fees	300	300	900	817

Total operating expenses	20,275	19,813	61,396	54,316

Profit from operations	8,217	11,011	24,002	30,971
Interest income	6	8	17	73
Interest expense	(12,047)	(11,569)	(36,201)	(32,071)
Loss on extinguishment of debt	—	—	(1,222)	(3,751)
Other (expense) income, net	(194)	265	(2,209)	(1,579)

Loss before income taxes	(4,018)	(285)	(15,613)	(6,357)
Provision for income taxes	604	334	1,229	827

Net loss	$(4,622)	$(619)	$(16,842)	$(7,184)

	13 Weeks Ended		39 Weeks Ended
	November 27, 2011	November 28, 2010	November 27, 2011	November 28, 2010

Product	35.2%	38.4%	34.5%	34.3%
Service	64.8	61.6	65.5	65.7

Total revenue	100.0	100.0	100.0	100.0

Product cost	17.7	17.6	16.0	16.0
Service cost	27.3	27.4	27.9	28.7

Total cost of revenue	44.9	45.0	43.8	44.7

Gross Profit	55.1	55.0	56.2	55.3
Research and development	13.1	12.3	13.9	13.3
Sales and marketing	15.7	13.8	15.4	14.2
General and administrative	9.4	8.7	10.4	9.5
Amortization of intangibles	—	—	—	—
Restructuring	0.3	—	0.1	—
(Gain) on sale of subsidiary	—	—	—	(2.4)
Management fees	0.6	0.5	0.6	0.5

Total operating expenses	39.2	35.3	40.4	35.2

Profit from operations	15.9	19.6	15.8	20.1
Interest income	—	—	—	—
Interest expense	(23.3)	(20.6)	(23.8)	(20.8)
Loss on extinguishment of debt	—	—	(0.8)	(2.4)
Other (expense) income, net	(0.4)	0.5	(1.5)	(1.0)

Loss before income taxes	(7.8)	(0.5)	(10.3)	(4.1)
Provision for income taxes	1.2	0.6	0.8	0.5

Net loss	(8.9%)	(1.1%)	(11.1%)	(4.7%)

Non-GAAP Financial Measures

(Dollars in thousands)

	13 weeks ended		39 weeks ended
	November 27, 2011	November 28, 2010	November 27, 2011	November 28, 2010
Net loss	($4,622)	($619)	($16,842)	($7,184)
Add:
Interest expense, net	12,041	11,561	36,184	31,998
Provision for income taxes	604	334	1,229	827
Depreciation and amortization	1,873	2,172	5,790	7,106

EBITDA (1)	$9,896	$13,448	$26,361	$32,747

Add(deduct)
Restructuring (a)	175	12	175	55
Stock-based compensation expense (b)	77	105	251	372
Management fees (c)	300	300	900	817
(Gain) on sale of subsidiary (d)	—	—	—	(3,655)
Reserves (e)	101	196	540	771
Loss on extinguishment of debt (f)	—	—	1,222	3,751
Other expense (income), net (g)	223	(121)	2,771	2,216

Total adjustments	876	492	5,859	4,327

Adjusted EBITDA (1)	$10,772	$13,940	$32,220	$37,074

1)	EBITDA represents income (loss) before interest, taxes, depreciation and amortization. We present EBITDA because we consider it an important supplemental measure of our performance and believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. In addition to other applications, EBITDA is used by us and others in our industry to evaluate and price potential acquisition candidates.

Adjusted EBITDA represents EBITDA with certain additional adjustments, as calculated pursuant to the requirements of the interest maintenance covenant under our Revolving Credit Facility. We present Adjusted EBITDA because we believe that it allows investors to assess our ability to meet the interest maintenance covenant under our Revolving Credit Facility.

Our management also uses Adjusted EBITDA internally as a basis upon which to assess our operating performance, and Adjusted EBITDA is also a factor in the evaluation of the performance of our management in determining compensation. In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses similar to the adjustments in this presentation. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

EBITDA and Adjusted EBITDA have limitations as analytical tools, and you should not consider them in isolation, or as a substitute for analysis of our results as reported under Generally Accepted Accounting Principles (“GAAP’). Some of these limitations are:

•	EBITDA and Adjusted EBITDA do not reflect our cash expenditures, or future requirements for capital expenditures, or contractual commitments;

•	EBITDA and Adjusted EBITDA do not reflect changes in, or cash requirements for, our working capital needs;

•	EBITDA and Adjusted EBITDA do not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debts;

•

Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements;

•	EBITDA and Adjusted EBITDA do not reflect the impact of earnings or charges resulting from matters we consider not to be indicative of our ongoing operations; and

•	Other companies in our industry may calculate EBITDA and Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, EBITDA and Adjusted EBITDA should not be considered as measures of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our GAAP results and using EBITDA and Adjusted EBITDA only supplementally, as described above. See the Statements of Cash Flows attached to this report.

(a)	As a result of a change of approach in the utilization of marketing and customer service resources, on November 21, 2011, we implemented a restructuring program in order to align its resources to meet its objectives. The restructuring program consisted of a reduction of workforce of 3 marketing professionals and one customer service professional. We recorded a charge of $175 related to severance and fringe benefits.

In order to better align expenses with anticipated revenues, we also implemented restructuring programs in prior years. These programs were designed to streamline our business model and centralize certain functions. The expense for the quarter-to-date year-to-date fiscal periods ended November 28, 2010 reflect changes to prior estimates of these liabilities.

(b)	In the quarter-to-date and year-to-date fiscal periods ended November 27, 2011 we recorded non-cash stock-based compensation expense charges of $0.1 and $0.3 million, respectively. In the quarter-to-date and year-to-date fiscal periods ended November 28, 2010, we recorded non-cash stock-based compensation expense charges of $0.1 and $0.4 million, respectively. These expenses related to share-based awards to employees.
(c)	On April 30, 2010 we entered into a four year advisory and strategic planning agreement with an investment banking firm. The yearly fee is $0.5 million.

On October 1, 2005, we entered into an Agreement for Management, Advisory, Strategic Planning and Consulting Services with Investcorp International, Inc., an affiliate of the Investcorp Group, and MidOcean US Advisor, LP, an affiliate of MidOcean, for an aggregate yearly fee of $0.7 million which renews on an annual basis. The payment of the yearly fee is restricted in the Senior Secured Notes and in the Second Lien Credit Facility until these credit facilities are paid in full.

The long-term accrued liability related to this yearly fee totaled $2.9 million and $2.4 million at November 27, 2011 and February 27, 2011, respectively.

(d)	As a result of the sale of our proprietary Emergent Networks Solutions Voice over Internet Protocol (“VOIP”) Software business and certain net assets related to our telecommunications business (collectively, the “Emergent Business”) in January 2009, we recorded a gain on the sale in the year-to-date fiscal period ended November 28, 2010 of $3.7 million.

(e)	In the quarter-to-date and year-to-date fiscal periods ended November 27, 2011, we incurred $0.1 million and $0.5 million of non-cash inventory write downs, respectively. In the quarter-to-date and year-to-date fiscal periods ended November 28, 2010, we incurred $0.2 million and $0.8 million of non-cash inventory write downs, respectively.

(f)	In the year-to-date fiscal period ended November 27, 2011 we recorded a $1.2 million loss on extinguishment of debt related to the ECF payment related to the Senior Secured Notes. The loss is due to the write off of deferred financing fees along with debt discount and related fees offset by the reduction of the Excess Cash Flow embedded derivative liability.

In the year-to-date fiscal period ended November 28, 2010 we recorded $3.8 million loss on extinguishment of debt for the First Lien Credit Facility and the Second Lien Credit Facility due to the write off of deferred financing fees and debt discount as a result of the April 2010 Refinancing.

(g)	In the quarter-to-date fiscal period ended November 27, 2011, we recorded other expense, net of $0.2 million, primarily consisting of $0.7 million expense due to the net change in fair value of the embedded derivatives related to the Senior Secured Notes and $0.1 of million bank fees offset by $0.6 million of net foreign currency gains. In the quarter-to-date fiscal period ended November 28, 2010, we recorded other income, net of $0.1 million, primarily consisting of $0.6 million income due to the net change in fair value of the embedded derivatives related to the Senior Secured Notes offset by $0.1 million of bank fees, $0.2 million of net foreign currency loss and $0.2 million of net miscellaneous and non-recurring charges.

In the year-to-date fiscal period ended November 27, 2011, we recorded other expense, net of $2.8 million, primarily consisting of $2.4 million expense due to the net change in fair value of the embedded derivatives related to the Senior Secured Notes, $0.4 million bank fees, $0.3 million of one-time public filing registration costs and $0.2 million of net miscellaneous and non-recurring charges offset by $0.5 million of net foreign currency gains. For the nine months ended November 28, 2010, we recorded other expense, net, of $2.2 million, primarily consisting of $0.9 million of net foreign currency losses, $0.4 million of bank fees, $0.3 million expense due to the net change in fair value of the embedded derivatives related to the Senior Secured Notes and $0.6 million of net miscellaneous expenses and non-recurring charges.

Quarter-to-date fiscal period ended November 27, 2011 Compared to the Quarter-to-date fiscal period ended November 28, 2010

Revenue

Total revenue for the quarter-to-date fiscal period ended November 27, 2011 decreased by 7.7% to $51.7 million from $56.1 million for the quarter-to-date fiscal period ended November 28, 2010.

	13 weeks ended		Increase (Decrease)
	November 27, 2011	November 28, 2010	$	%
	(Dollars in thousands)
Product revenue	$18,203	$21,504	$(3,301)	(15.4)%
Service revenue	33,530	34,553	(1,023)	(3.0)

Total revenue	$51,733	$56,057	$(4,324)	(7.7)%

Product Revenue. Product revenue for the quarter-to-date fiscal period ended November 27, 2011 decreased by 15.4% to $18.2 million from $21.5 million in the quarter-to-date fiscal period ended November 28, 2010. This was primarily due to decrease of Legacy product sales resulting from certain transactions within the telecom sector shifting out of the quarter. The ftServer product line showed significant growth which was primarily attributable to strong sales in Japan through a major long term partner. There were also significant sales into emerging markets, most notably China, Africa, and Russia. The Avance product growth continues to primarily occur within the EMEA region.

	13 weeks ended		Increase (Decrease)
	November 27, 2011	November 28, 2010	$	%
	(Dollars in thousands)
Continuum	$450	$1,021	$(571)	(55.9)%
V-Series	1,900	5,878	(3,978)	(67.7)

Total Legacy	2,350	6,899	(4,549)	(65.9)

Windows	10,367	10,776	(409)	(3.8)
Linux	2,419	2,049	370	18.1
VMware	2,551	1,400	1,151	82.2

Total ft	15,337	14,225	1,112	7.8

Avance	516	380	136	35.7

Total Product Revenue	$18,203	$21,504	$(3,301)	(15.4)%

Service Revenue. Service revenue for the quarter-to-date fiscal period ended November 27, 2011 decreased by 3.0% to $33.5 million from $34.6 million in the quarter-to-date fiscal period ended November 28, 2010. The decrease was primarily due to lower solution services revenue as a result of decreased custom software development projects as well as continued attrition in the Legacy business. Growth in ftServer maintenance and favorable foreign exchange rates partially offset these decreases.

Gross Profit

Gross profit for the quarter-to-date fiscal period ended November 27, 2011 decreased by 7.6% to $28.5 million from $30.8 million in the quarter-to-date fiscal period ended November 28, 2010. Gross profit margin for those time periods increased slightly to 55.1% from 55.0%.

Product gross profit for the quarter-to-date fiscal period ended November 27, 2011 decreased by 22.1% to $9.1 million from $11.6 million in the quarter-to-date fiscal period ended November 28, 2010. Product gross profit margin for those time periods decreased from 54.1% to 49.8%. The gross decrease was primarily due to decreased Legacy revenue, resulting in lower margins, partially offset by increased ftServer and Avance revenue, resulting in higher margins. Included in this decrease is a favorable foreign exchange impact of $0.6 million compared to the prior year.

Service gross profit for the quarter-to-date fiscal period ended November 27, 2011 increased by 1.3% to $19.4 million from $19.2 million in the quarter-to-date fiscal period ended November 28, 2010. Service gross profit margin for those time periods increased from 55.5% to 57.9%. The gross increase was primarily due to reduced headcount as a result of the transition of our logistics business to Dublin, Ireland in Q112, lower depreciation and lower material costs. These were partially offset by the Q112 merit increase and the reinstatement of our 401(k) match effective January 1, 2011. Included in the increase is a net favorable foreign exchange impact of $0.3 million compared to the prior year.

Research and Development

Research and development expenses for the quarter-to-date fiscal period ended November 27, 2011 decreased by 1.5% to $6.8 million from $6.9 million in the quarter-to-date fiscal period ended November 28, 2010. Research and development expenses as a percentage of total revenue increased in the quarter-to-date fiscal period ended November 27, 2011 to 13.1% from 12.3% during the same period in fiscal 2011. The gross decrease was primarily due to lower depreciation and outsourcing costs as well as reduction in headcount. These were partially offset by the Q112 merit increase and the reinstatement of our 401(k) match effective January 1, 2011.

Sales and Marketing

Sales and marketing expenses for the quarter-to-date fiscal period ended November 27, 2011 increased by 4.8% to $8.1 million from $7.8 million in the quarter-to-date fiscal period ended November 28, 2010. Sales and marketing expenses as a percentage of total revenue increased in the quarter-to-date fiscal period ended November 27, 2011 to 15.7% from 13.8% during the same period in fiscal 2011. Sales and marketing expenses were higher primarily due to the Q112 merit increase, the reinstatement of our 401(k) match effective January 1, 2011, increased headcount and travel expenses, the timing of marketing programs and events, along with increased outsourcing. These were partially offset by decreased commission costs. Included in the increase is an unfavorable foreign exchange impact of $0.1 million compared to the prior year.

General and Administrative

General and administrative expenses for the quarter-to-date fiscal period ended November 27, 2011 increased by 0.5% to $4.9 million from $4.9 million in the quarter-to-date fiscal period ended November 28, 2010. General and administrative expenses as a percentage of total revenue increased in the quarter-to-date fiscal period ended November 28, 2010 to 9.4% from 8.7% in the same time period in fiscal 2011. This increase was primarily due to the Q112 merit increase, the reinstatement of our 401(k) match effective January 1, 2011 and increased recruiting costs. These were partially offset by a decrease in retention charges.

Restructuring Charges

Restructuring charges for the quarter-to-date fiscal period ended November 27, 2011 increased to $0.2 million from $0.1 million in the quarter-to-date fiscal period ended November 28, 2010 as a result of a change of approach in the utilization of marketing and customer service resources. See Note 3 of these unaudited interim consolidated financial statements.

Management Fees

Management fees of $0.3 million for the quarter-to-date fiscal periods ended November 27, 2011 and November 28, 2010 were included as operating expenses. These are primarily comprised of fees of approximately $0.2 million for our private equity sponsors for the quarter-to-date fiscal periods ended November 27, 2011 and November 28, 2010, respectively. These fees are accrued and will be paid only after fully satisfying our debt obligations. Additionally, on April 30, 2010 we entered into a four year agreement with an investment bank for advisory services and incurred expenses of approximately $0.1 million for the quarter-to-date fiscal periods ended November 27, 2011 and November 28, 2010, respectively.

Profit from Operations

As a result of the above factors profit from operations for the quarter-to-date fiscal period ended November 27, 2011 decreased by $2.8 million to $8.2 million from $11.0 million during the same time period in fiscal 2011. Operating margin for those time periods decreased from 19.6% to 16.0%. This was primarily due to decreased gross profit, the Q112 merit increase and the reinstatement of our 401(k) match effective January 1, 2011 partially offset by lower depreciation costs. Included in the decrease is a net favorable foreign exchange impact of $0.8 million compared to the prior year.

Interest Expense, Net

Interest expense, net for the quarter-to-date fiscal period ended November 27, 2011 increased by $0.5 million to $12.0 million from $11.6 million during the same period in fiscal 2011. The increase is due to increased borrowings under the Second Lien Credit Facility due to interest payable-in-kind along with increased amortization of debt discounts and deferred financing fees.

The weighted-average interest rate of the Senior Secured Notes was 13.9% for the quarter-to-date fiscal period ended November 27, 2011 and 13.8% for the quarter-to-date fiscal period ended November 28, 2010.

The weighted-average interest rate of the Second Lien Credit Facility was 14.9% for quarter-to-date fiscal period ended November 27, 2011 and 15.0% for the quarter-to-date fiscal period ended November 28, 2010.

Cash interest expense, net for the quarter-to-date fiscal periods ended November 27, 2011 and November 28, 2010 was $7.4 million and $7.5 million, respectively.

There were no borrowings under the Revolving Credit Facility during the quarter-to-date fiscal period ended November 27, 2011.

Other Expense, Net

Other expense, net for the quarter-to-date fiscal period ended November 27, 2011 increased by $0.5 million to $0.2 million from other income, net of $0.3 million for the same period in fiscal 2011. The increase in expenses is primarily due to a $0.7 million expense related to the net change in fair value of the embedded derivatives in the Senior Secured Notes offset by a net foreign currency gain of $0.6 million in the quarter-to date fiscal period ended November 27, 2011 compared to $0.6 million income related to the net change in fair value of the embedded derivatives in the Senior Secured Notes and a net foreign currency loss of $0.2 million in the quarter-to date fiscal period ended November 28, 2010.

Income Taxes

Income tax expense for the quarter-to-date fiscal period ended November 27, 2011 was $0.6 million compared to $0.3 for the quarter-to-date fiscal period ended November 28, 2010. In the quarter-to-date fiscal period ended November 27, 2011 and November 28, 2010, the effective tax rate was significantly more than the U.S. statutory rate primarily as a result of realizing taxable income in certain foreign jurisdictions and not reflecting significant tax benefits for losses in other jurisdictions, offset by the benefit of adjustments to reserves in light of changing facts and circumstances.

We are currently under examination by the Internal Revenue Service for our fiscal 2010 Federal income tax return. The audit is currently in its preliminary stages.

Year-to-date fiscal period ended November 27, 2011 Compared to the year-to-date fiscal period ended November 28, 2010

Revenue

Total revenue for the year-to-date fiscal period ended November 27, 2011 decreased by 1.4% to $152.0 million from $154.2 million for the year-to-date fiscal period ended November 28, 2010.

	39 weeks ended		Increase (Decrease)
	November 27, 2011	November 28, 2010	$	%
	(Dollars in thousands)
Product revenue	$52,439	$52,835	$(396)	(0.7)%
Service revenue	99,563	101,359	(1,796)	(1.8)

Total revenue	$152,002	$154,194	$(2,192)	(1.4)%

Product Revenue. Product revenue for the year-to-date fiscal period ended November 27, 2011 decreased by 0.7% to $52.4 million from $52.8 million in the year-to-date fiscal period ended November 28, 2010. This decrease was primarily due to the decrease in Legacy revenue as a result of certain transactions within the telecom sector shifting out of the quarter. This was partially offset by growth in the ftServer business within the Windows and VMware product lines. The majority of this ftServer product revenue growth occurred in Japan. Avance license sales increased in the same time period primarily within EMEA, Asia Pacific and Japan.

	39 weeks ended		Increase (Decrease)
	November 27, 2011	November 28, 2010	$	%
	(Dollars in thousands)
Continuum	$2,337	$2,848	$(511)	(17.9)%
V-Series	8,950	12,822	(3,872)	(30.2)

Total Legacy	11,287	15,670	(4,383)	(28.0)

Windows	27,936	26,266	1,670	6.4
Linux	6,276	7,489	(1,213)	(16.2)
VMware	5,462	2,676	2,786	104.1

Total ft	39,674	36,431	3,243	8.9

Avance	1,478	734	744	101.1

Total Product Revenue	$52,439	$52,835	$(396)	(0.7)%

Service Revenue. Service revenue for the year-to-date fiscal period ended November 27, 2011 decreased by 1.8% to $99.6 million from $101.4 million in the year-to-date fiscal period ended November 28, 2010. Customer service revenue remained flat in comparison to prior year primarily as a result of increased ftServer revenue and favorable foreign exchange rates which are offsetting the continued attrition in the Legacy business. Solution services revenue was lower primarily as a result of decreased custom software development projects.

Gross Profit

Gross profit for the year-to-date fiscal period ended November 27, 2011 increased slightly by 0.1% to $85.4 million from $85.3 million in the year-to-date fiscal period ended November 28, 2010. Gross profit margin for those time periods increased slightly to 56.2% from 55.3%.

Product gross profit for the year-to-date fiscal period ended November 27, 2011 increased slightly by 0.2% to $28.2 million from $28.1 million in the year-to-date fiscal period ended November 28, 2010. Product gross profit margin for those time periods increased from 53.2% to 53.7%. These increases were primarily driven by improved ftServer and Avance revenue, resulting in higher margins, partially offset by decreased Legacy revenue, resulting in lower margins. Included in the increase is a favorable foreign exchange impact of $2.6 million compared to the prior year.

Service gross profit for the year-to-date fiscal period ended November 27, 2011 increased slightly by 0.1% to $57.2 million from $57.2 million in the year-to-date fiscal period ended November 28, 2010. Service gross profit margin for those time periods increased from 56.4% to 57.5%. This was primarily due to decreased depreciation expenses and lower expense material costs along with decreased facility and lower payroll costs as a result of reduced headcount as a result of the transition of our logistics business to Dublin, Ireland in Q112. These were partially offset by decreased revenue, increased royalty costs, the reinstatement of employee’s salary levels effective in Q311 which were originally reduced in Q210, along with the Q112 merit increase and the reinstatement of our 401(k) match effective January 1, 2011. Included in the increase is a net favorable foreign exchange impact of $2.1 million compared to the prior year.

Research and Development

Research and development expenses for the year-to-date fiscal period ended November 27, 2011 increased by 2.6% to $21.1 million from $20.5 million in the year-to-date fiscal period ended November 28, 2010. Research and development expenses as a percentage of total revenue increased slightly in the year-to-date fiscal period ended November 27, 2011 to 13.9% from 13.3% during the same period in fiscal 2011. The gross increase was primarily due to increased material costs, the Q311 salary reinstatement, the Q112 merit increase, the reinstatement of our 401(k) match effective January 1, 2011, higher US healthcare costs and increased outsourcing expenses. These expenditures were offset by decreased depreciation costs.

Sales and Marketing

Sales and marketing expenses for the year-to-date fiscal period ended November 27, 2011 increased by 7.1% to $23.4 million from $21.8 million in the year-to-date fiscal period ended November 28, 2010. Sales and marketing expenses as a percentage of total revenue increased in the year-to-date fiscal period ended November 27, 2011 to 15.4% from 14.2% during the same period in fiscal 2011. Sales and marketing expenses were higher primarily due to increased headcount, the Q311 salary reinstatement, the Q112 merit increase, the reinstatement of our 401(k) match effective January 1, 2011, higher US healthcare costs, along with costs related to sales awards and increased travel costs. These were partially offset by decreased commission costs. Included in the increase is an unfavorable foreign exchange impact of $0.7 million compared to the prior year.

General and Administrative

General and administrative expenses for the year-to-date fiscal period ended November 27, 2011 increased by 8.0% to $15.9 million from $14.7 million in the year-to-date fiscal period ended November 28, 2010. General and administrative expenses as a percentage of total revenue increased in the year-to-date fiscal period ended November 28, 2010 to 10.4% from 9.5% in the same time period in fiscal 2011. General and administration expenses were higher primarily due to the Q311 salary reinstatement, the Q112 merit increase, the reinstatement of our 401(k) match effective January 1, 2011, higher US healthcare costs, increased legal and audit fees as a result of public filing registration requirements and increased consulting costs related to strategic development initiatives. These were partially offset by decrease in retention charges. Included in the increase is an unfavorable foreign exchange impact of $0.2 million compared to the prior year.

Restructuring Charges

Restructuring charges for the year-to-date fiscal period ended November 27, 2011 increased to $0.2 million as a result of a change of approach in the utilization of marketing and customer service resources. See Note 3 of these unaudited interim consolidated financial statements.

Gain on Sale of Subsidiary

Gain on sale of business for the year-to-date fiscal period ended November 27, 2011 decreased by $3.7 million to zero compared to the same time period in fiscal 2011. This was due to the fiscal 2009 sale of our Proprietary Emergent Network Solutions Voice over Internet Protocol (“VOIP”) software business and certain net assets related to our telecommunications business (collectively, the “Emergent Business”) in January 2009. The payment of $3.8 million in the year-to-date fiscal period ended November 28, 2010 completed this sale.

Management Fees

Management fees of $0.9 million for the year-to-date fiscal period ended November 27, 2011 and $0.8 million in the year-to-date fiscal period ended November 28, 2010 were included as operating expenses. These are primarily comprised of fees of approximately $0.6 million for each year-to-date fiscal period for our private equity sponsors. These fees are accrued and will be paid only after fully satisfying our debt obligations. Additionally, on April 30, 2010 we entered into a four year agreement with an investment bank for advisory services and incurred expenses of approximately $0.3 million and $0.2 million for the year-to-date fiscal period ended November 27, 2011 and November 28, 2010, respectively.

Profit from Operations

As a result of the above factors profit from operations for the year-to-date fiscal period ended November 27, 2011 decreased by $7.0 million to $24.0 million from $31.0 million during the same time period in fiscal 2011. Operating margin for those time periods decreased from 20.1% to 15.8%. This was primarily a result of the $3.7 million gain on sale of the Emergent Business in fiscal 2011, the Q311 salary reinstatement, the Q112 merit increase, the reinstatement of our 401(k) match effective January 1, 2011, higher US healthcare costs and increased legal and audit fees as a result of public filing registration requirements. These were partially offset by reduced headcount as a result of the transition of our logistics business to Dublin, Ireland in Q112 and lower depreciation expenses. Included in this decrease is a net favorable foreign exchange impact of $3.8 million compared to the prior year.

Interest Expense, Net

Interest expense, net for the year-to-date fiscal period ended November 27, 2011 increased by $4.1 million to $36.2 million from $32.1 million during the same period in fiscal 2011. The increase is due to increased costs of borrowing due to the April 2010 Refinancing, increased borrowings under the Second Lien Credit Facility due to interest payable-in-kind along with increased amortization of debt discounts and deferred financing fees.

The weighted-average interest rate of the Senior Secured Notes was 13.8% for the year-to-date fiscal period ended November 27, 2011 and the year-to-date fiscal period ended November 28, 2010.

The weighted-average interest rate of the Second Lien Credit Facility was 14.9% for the year-to-date fiscal period ended November 27, 2011. The weighted-average interest rate of the pre-refinancing and post-refinancing Second Lien Credit Facility was 14.4% for the year-to-date fiscal period ended November 28, 2010.

Cash interest, net for the year-to-date fiscal period ending November 27, 2011 and November 28, 2010 was $22.6 million and $21.2 million respectively.

There were no borrowings under the Revolving Credit Facility during the year-to-date fiscal period ended November 27, 2011.

Loss on Extinguishment of Debt

On May 31, 2011, we made an excess cash flow (“ECF”) offer to the Senior Secured Note holders to redeem 5,000 units at a redemption price of 120%. On June 30, 2011, we redeemed 4,997 units at 120% which resulted in a loss on extinguishment of debt of $1,222. The loss on extinguishment of debt consist of a $999 premium, $583 and $200 write off related debt discount and deferred finance fees respectively and $71 of related fees offset by a $630 gain on the reduction of the ECF derivative liability.

There was a loss of $3.8 million on extinguishment of debt for the First Lien Credit Facility and the Second Lien Credit Facility for the year-to-date fiscal period ended November 28, 2010 due to the write off of deferred financing fees and debt discount as result of the April 8, 2010 refinancing.

Other Expense, Net

Other expense, net for the year-to-date fiscal period ended November 27, 2011 increased by $0.6 million to $2.2 million from $1.6 million for the same period in fiscal 2011. The increase is primarily due to a $2.4 million expense related to the net change in fair value of the embedded derivatives in the Senior Secured Notes offset by a net foreign currency gain of $0.5 million and $0.1 million lower miscellaneous expenses year over year in the year-to date fiscal period ended November 27, 2011 compared to a $0.3 million expense related to the net change in fair value of the embedded derivatives in the Senior Secured Notes and a net foreign currency loss of $0.9 million in the year-to-date fiscal period ended November 27, 2011.

Income Taxes

Income tax expense for the year-to-date fiscal period ended November 27, 2011 and November 28, 2010 was $1.2 million and $0.8 million, respectively. In the year-to-date fiscal period ended November 27, 2011 and November 28, 2010, the effective tax rate was significantly more than the U.S. statutory rate primarily as a result of realizing taxable income in certain foreign jurisdictions and not reflecting significant tax benefits for losses in other jurisdictions, offset by the benefit of adjustments to reserves in light of changing facts and circumstances.

We are currently under examination by the Internal Revenue Service for our fiscal 2010 Federal income tax return. The audit is currently in its preliminary stages.

New Accounting Guidance

In September 2009, the Financial Accounting Standards Board (“FASB”) issued an accounting standard for multiple-deliverable revenue arrangements which changed the requirements for establishing separate units of accounting in a multiple element arrangement and requires the allocation of arrangement consideration to each deliverable to be based on the relative best estimate of selling price (“BESP”) if a vendor does not have vendor-specific objective evidence of selling price (“VSOE”) or third party evidence of selling price (“TPE”). Concurrently with issuing this standard, the FASB also issued an accounting standard which excludes software that is contained in a tangible product from the scope of software revenue recognition guidance if the software component and the non-software component function together to deliver the tangible product’s functionality.

We adopted these standards on a prospective basis for new and materially modified arrangements originating on or after February 28, 2011. For the year-to-date fiscal period ended November 27, 2011, this new revenue recognition guidance resulted in $1.0 of total revenue and $0.5 of profit from operations being booked to the unaudited interim consolidated financial statements that would have been deferred under the previous year’s revenue recognition standards.

Capital Expenditures

Total capital expenditures for the quarter-to-date and year-to-date fiscal periods ended November 27, 2011 were $0.7 million and $2.5 million, compared to $1.6 million and $4.9 million in the quarter-to-date and year-to-date fiscal periods ended November 28, 2010. The decrease was primarily related to purchases of computer hardware equipment used primarily in our customer service and research and development organizations.

Pursuant to the terms of the indenture governing the Notes, capital expenditures are currently limited to $10.0 million per year.

Liquidity and Capital Resources

At November 27, 2011 our cash and cash equivalents were $18.6 million, compared to $28.1 million at February 27, 2011. This decrease was primarily due to the $5.0 million excess cash flow payment and related premium of $1.0 million made in the year-to-date fiscal period ended November 27, 2011, the timing of interest payments related to our Senior Secured Notes and the proceeds from the Emergent Sale received in fiscal 2011. These were partially offset by a decrease in the acquisition of property and equipment and a decrease in costs related to the April 2010 Refinancing. We hold our cash and cash equivalents predominantly in U.S. dollars, euros, Japanese yen and British pounds sterling.

Net cash used in operating activities in the year-to-date fiscal period ended November 27, 2011 was $1.7 million compared to net cash provided by operating activities of $7.9 million in the year-to-date fiscal period ended November 28, 2010. Net cash generated from operating activities decreased primarily due to timing of interest payments as a result of two semi-annual payments on the Senior

Secured Notes made in the year-to-date fiscal period ended November 27, 2011 compared to one payment made in the year-to-date fiscal period ended November 28, 2010, as well as the premium paid related to the excess cash flow payment along with a decrease in profit from operations adjusted for non-cash expenses. These were partially offset by the timing of deferred revenue, primarily related to our customer service business.

Net cash used in investing activities in the year-to-date fiscal period ended November 27, 2011 was $2.5 million compared to $1.4 million in the year-to-date fiscal period ended November 28, 2010. This increase was primarily due to net proceeds of $3.6 million related to the Emergent Business sale in fiscal 2010 partially offset by lower capital expenditures. Capital expenditures in the year-to-date fiscal period ended November 27, 2011 and November 28, 2010 were $2.5 million and $4.9 million, respectively. During these year-to-date fiscal periods, capital expenditures were primarily related to testing and computer hardware equipment used in customer service and research and development.

Net cash used in financing activities decreased to $5.3 million in the year-to-date fiscal period ended November 27, 2011 compared to $45.6 million in the year-to-date fiscal period ended November 28, 2010. Net cash used in the year-to-date fiscal period ended November 27, 2011 was due to a debt payment of $5.0 million related to the Senior Notes and debt issuance fees of $0.3 million. Net cash used in the year-to-date fiscal period ended November 28, 2010 was due to a payment on long term debt of $218.0 million, net payments towards Previous Revolving Credit Facility borrowings of $22.0 million along with debt and equity issuance fees of $13.1 million offset by proceeds from issuance of long term debt and equity of $207.3 million. These transactions were related to the refinancing in fiscal 2011.

At November 27, 2011 we had debt obligations totaling $297.5 million and net debt of $278.9 million due to $18.6 million of cash and cash equivalents. At February 27, 2011, we had debt obligations totaling $296.8 million, partially offset by $28.1 million in cash and cash equivalents, resulting in a net debt balance of $268.7 million.

As of November 27, 2011, in addition to the cash on hand of $18.6 million, we had $24.0 million available for borrowing under our Revolving Credit Facility which matures September 29, 2014. There were no cash borrowings outstanding at November 27, 2011 but there was a $1.0 million stand-by letter of credit applied against the Revolving Credit Facility. Under the Revolving Credit Facility, certain financial tests are required when an excess cash flow offer or asset sale offer is consummated under the Senior Secured Notes which include (i) consolidated liquidity of no less than $15.0 million and (ii) outstanding borrowings and stand-by letter of credit obligations under the Revolving Credit Facility not in excess of $15.0 million. It is also an event of default under the indenture governing the Senior Secured Notes for borrowings and stand-by letter of credit obligations under the Revolving Credit Facility to exceed $15.0 million immediately following the consummation of an excess cash flow offer.

The Revolving Credit Facility contains an interest coverage requirement which requires us to maintain a ratio of Consolidated EBITDA (as calculated thereunder, presented as Adjusted EBITDA elsewhere in this report) to cash interest expense of at least 1.15 to 1.00 through the quarter ending February 24, 2013, at least 1.20 to 1.00 through the quarter ending November 24, 2013, and at least 1.25 to 1.00 thereafter. Such interest coverage ratio is measured for the preceding twelve months on a quarterly basis, as of the last date of each fiscal quarter. For the purposes of calculating such interest coverage ratio, cash interest expense is calculated net of interest income and is deemed to exclude (i) fees payable on accounts of letters of credit, (ii) net costs associated with certain swap agreements and (iii) interest expense in respect of costs of debt issuance or customer deposits. As a result, the interest coverage ratio as calculated pursuant to the Revolving Credit Facility was 1.48 to 1.00 for the twelve month period ended November 27, 2011.

In addition, our debt agreements contain certain covenants that also restrict our ability to pay dividends, make investments or acquisitions, enter into transactions with affiliates, dispose assets or enter into business combinations, incur or guarantee additional indebtedness, create or permit to exist certain liens, pledge assets or engage in sale-leaseback transactions, and make capital expenditures greater than a certain maximum amount. We were in compliance with those covenants as of November 27, 2011.

Pursuant to the bye-law provisions that govern the preference shares of Bermuda Holdings, each holder of preference shares may require Holdings, upon written request, to redeem all, but not less than all, of its outstanding preference shares. However, no holder of preference shares is permitted to exercise its redemption rights until the later of

(i) 91 days after the earlier of the stated maturity date or the first date on which no Notes are outstanding and

(ii) 91 days after the earlier of the stated maturity date or the first date on which no indebtedness under the Second Lien Credit Facility is outstanding. As of November 27, 2011, the redemption value of the Series A and Series B Preference Shares totaled $107.2 million and $57.7 million, respectively. If Bermuda Holdings cannot fulfill the redemption request, the holders of the preference shares have the right to appoint five additional directors to the board of Bermuda Holdings and if the request is not fully redeemed within 90 days, the holders of a majority of the then issued preference shares may require Holdings to use reasonable efforts to sell itself or enter into another transaction necessary to produce sufficient proceeds to permit the payment in full of the redemption price.

If there are changes to our business operations or changes in tax laws, we could be subject to a significant income tax liability as detailed in “Liquidity and Capital Resources” of our fiscal 2011 Annual Report on Form 20-F.

The impact of changes in world economies and especially the global server market has created a challenging environment and may reduce the demand for our servers and adversely impact our ability to service our short-term and long-term debt obligations. We believe our cash on hand, expected future operating cash inflows and borrowings available under our Revolving Credit Facility will be sufficient to fund operations, debt payment requirements and capital expenditures and to maintain compliance with the covenants under our debt agreements over the next twelve month period. Funding requirements for our debt requirements, operating leases and purchase obligations are detailed in “— Tabular Disclosure of Contractual Obligations” of our fiscal 2011 Annual Report on Form 20-F. However, there is no assurance that cash flows from operations and additional financings will be available in the future to fund such obligations in the long term.

Off-Balance Sheet Arrangements

We enter into standard sales contracts and agreements containing intellectual property infringement indemnification provisions. Pursuant to these provisions, we indemnify, hold harmless and agree to reimburse the indemnified party for, among other losses, losses suffered or incurred by the indemnified party (generally business partners or customers) in connection with certain patent, copyright or other intellectual property infringement claims in the countries in which we operate by any third party with respect to our products. The term of these indemnification provisions is generally perpetual and effective from the time of the sale of the product. The maximum potential amount of future payments that we could be required to make under these indemnification agreements is unlimited. We have never incurred costs to defend lawsuits or settle claims related to these indemnification agreements and management is not aware of any pending, threatened or unasserted claims regarding these agreements. As a result, we believe the estimated fair value of these agreements is minimal. Accordingly, no liabilities have been recorded for these agreements as of November 27, 2011 and February 27, 2011, respectively.

As permitted under Bermuda and Delaware law, we are permitted and have agreed to indemnify our officers and directors for certain events or occurrences while the officer or director is, or was, serving at our request in such capacity. The maximum potential amount of future payments we could be required to make under these indemnification agreements is unlimited; however, we have a Director and Officer insurance policy that limits our exposure and enables us to recover a portion of any future amounts paid. The aggregate limit on this insurance policy is $20.0 million. As a result of this insurance policy coverage, we believe the estimated fair value of these indemnification arrangements is minimal. All of these indemnification arrangements were grandfathered under the provisions of ASC 460 “Guarantees” as they were in effect prior to December 31, 2002. Accordingly, we have no liabilities recorded for these agreements as of November 27, 2011 and February 27, 2011, respectively.

Certain of our subsidiaries entered into an indemnity agreement with Platinum Equity, LLC (“Platinum”) as part of the purchase of Cemprus, LLC. Under the indemnity agreement, such subsidiaries agreed to indemnify Platinum against certain claims arising after the purchase of Cemprus, LLC. The indemnification obligations are limited to claims respecting certain obligations of Platinum under its Cemprus, LLC acquisition agreement with Alcatel-Lucent SA, certain related Platinum guarantees associated with that transaction and a certain letter agreement with Hewlett-Packard for certain product and license agreements between Cemprus, LLC and Hewlett-Packard. We have never incurred costs to defend lawsuits or settle claims related to these agreements. As a result, we believe the estimated fair value of these agreements is minimal. Accordingly, no liabilities have been recorded for these agreements as of November 27, 2011 and February 27, 2011, respectively.

Critical Accounting Policies and Significant Estimates

Our unaudited interim consolidated financial statements have been prepared in accordance with U.S. GAAP. Preparation of these statements requires management to make significant judgments and estimates. Some accounting policies have a significant impact on amounts reported in these financial statements. A summary of significant accounting policies and a description of accounting policies that are considered critical may be found on our fiscal 2011 Annual Report on Form 20-F, under “Item 5. Operating and Financial Review and Prospects”. There have been no material changes to the Accounting Policies or our application of the Accounting Policies, as disclosed in our fiscal 2011 Annual Report on Form 20-F except for revenue recognition.

Revenue recognition

We derive revenue from the sale of products, post contract support, and professional services. Our transactions frequently include the sale of products and services under multiple element arrangements. The products, which consist of hardware servers with embedded value-added software and software-only licenses, and services, are sold to end users, resellers and other third-party channels. Our hardware servers are always enabled with the embedded value added software as they function together to deliver the server’s functionality.

Revenue is recognized when persuasive evidence of an arrangement exists, delivery of the product or performance of the services has occurred, title and risk of loss has passed to the customer, the sales price is fixed or determinable, and collectability is reasonably assured (or probable for those arrangements accounted for under the software revenue recognition guidance).

For new contracts entered into or modified on or after February 28, 2011 which contain multiple elements and software and non-software components that function together to deliver the tangible product’s essential functionality, we allocate revenue to each element based on a selling price hierarchy. The selling price for a deliverable is based on VSOE, if available, TPE if VSOE is not available, and BESP if neither VSOE nor TPE is available. We then recognize revenue for each deliverable based on its relative value.

VSOE is based upon the amount charged when an element is sold separately. We do not have VSOE for our hardware and software product offerings because prices are negotiated with every order and these negotiated prices vary between customers. TPE is established by evaluating largely interchangeable competitor products in stand-alone sales to similarly situated customers. However, we are not typically able to determine TPE because our products contain a significant element of proprietary value added technology that offers substantially different features and functionality enabling fault tolerance, unlike any other product in the market. We have established VSOE on our service offerings. Post contract support VSOE is supported by a substantive maintenance renewal clause coupled with consistent pricing year over year after initially being established. For service revenue booked as a result of our hardware warranty policy, best estimate of selling price (BESP) is utilized only if VSOE does not exist for the transaction. Professional services VSOE is supported by consistent hourly rates charged for such services. If the arrangement contains both software enabled hardware and software-only deliverables, the arrangement consideration is then allocated to software enabled hardware and the software-only deliverables as a group using the relative selling prices based on the selling price hierarchy described above.

When we are unable to establish VSOE or TPE for our products, we use BESP in our allocation of the arrangement consideration. The objective of BESP is to determine the price we would typically sell the product for on a stand-alone basis. Our discounts vary, and overall average discounts differ from quarter to quarter. However, we do sell based on market demands and maintain consistent positive margins and management controls product discounts based on the projected product margins for each transaction. Therefore a margin based BESP has been determined to be most appropriate. We have determined BESP for our products based upon geography, operating system, and performance functionality. We review this margin based BESP on a periodic basis based upon the consistency of product pricing.

For software-only products and all product transactions entered into on or prior to February 27, 2011, we recognize revenue under the software revenue recognition guidance and allocates revenue for multiple element arrangements for which VSOE exists for all undelivered elements using the “residual method”. The value of the services is determined using VSOE and deferred initially and then recognized ratably over the maintenance period or as delivered for professional services. The residual amount of the order is then allocated to and recognized for delivered elements.

We limit the amount of revenue recognition for delivered elements to the amount that is not contingent on the future delivery of products or services, future performance obligations, or subject to customer-specific return or refund privileges. If an arrangement includes subjective or other customer acceptance provisions beyond standard acceptance provisions that the product conforms to standard published specifications, revenue recognition occurs upon the earlier of receipt of written customer acceptance or expiration of the acceptance period.

Maintenance and support services are recognized ratably over the life of the maintenance and support service period, which typically is one year or greater, and maintenance agreements automatically renew until such time as termination is invoked per the contract. Maintenance and support services include parts replacement and repair, telephone support, and unspecified rights to operating system upgrades and enhancements on a when and if available basis. Installation and other consulting service revenues are recognized as performed, subject to all other revenue recognition criteria being met. Professional services typically include migration services, performance analysis, application support, and various other consulting services, none of which is considered essential to the functionality of our products.

If the fee due from the customer is not fixed or determinable, inclusive of when payment terms greater than 90 days have been granted, revenue is recognized as payment is due, assuming all other revenue recognition criteria have been met. If collection is not considered reasonably assured (or probable for those arrangements accounted for under the software revenue recognition guidance), revenue is recognized upon receipt of cash. In certain regions or countries where collection risk is considered to be high, such as Latin America, and certain Asian and Eastern European countries, revenue is generally recognized only when full cash payment is received from the customer or when a formal letter of credit, or bank guarantee has been put in place.

Revenue for arrangements with resellers is generally recognized when we deliver product as designated by the reseller, and all other revenue recognition criteria have been met. Delivery is generally directly to end users or to the reseller if the reseller is integrating the product into its offering or otherwise designates such. Revenue is initially deferred and then recognized when product is sold through to the end user based on evidence provided by the reseller, provided all other revenue recognition criteria have been met (“Sell through”). On a limited basis, when we provide a reseller with stock rotation rights or any other return rights, revenue is deferred until the rights have lapsed and all other revenue recognition criteria have been met.

We record deferred revenue for product shipped to customers and related services where amounts are billed pursuant to a contractual right and collection occurs or is probable prior to satisfying revenue recognition criteria.

Shipping charges billed to customers are included in revenue and the related shipping costs are included in cost of revenue. Sales tax, value-added tax, consumption tax and any other similar taxes are excluded from revenue.

Legal Proceedings

On January 9, 2012, we learned of a lawsuit filed against us on December 16, 2010 by VMOOM, a general partnership located in San Marino, California (the “Plaintiff”), in the Los Angeles Superior Court (the “Court”). The suit alleges breach of contract, interference with present and prospective economic relationships and economic advantages, fraud, equitable indemnity and comparative contribution. The Plaintiff seeks recovery of alleged damages of $11.8 million, interest of $1.1 million and court costs along with punitive damages of $10.0 million. The Plaintiff alleges that the summons and complaint was served on January 27, 2011 on our agent for service of process in California (the “Agent”). The Agent has informed us that it has no record of receiving any such service of process. Our first knowledge of the suit was upon receipt from the Agent on January 9, 2012 of a notice related to the suit served on the Agent on January 6, 2012. We have not yet responded to the complaint. VMOOM is seeking a default judgment against us for our lack of response.

We are preparing and intend to promptly file with the Court motions, supported by affidavits from us and the Agent, requesting that Court not enter default and provide us such additional time to respond to the complaint, file any counterclaims, seek other relief, along with other action that may be available.

The suit alleges that we breached our contractual obligations by its late delivery, failure to deliver to the Plaintiff computer systems on or before the dates requested and as a consequence of such delivery delinquencies and delivery failures, the plaintiff incurred penalties along with lost immediate and future business.

We intend to vigorously defend this case and believe we have valid legal defenses and counter claims against Plaintiff. We are currently unable to estimate any potential contingent losses as discovery has not yet commenced, nor is adequate information available to estimate such range of loss.